UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Roundy’s, Inc.

(Name of Subject Company)

Roundy’s, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

779268 101

(CUSIP Number of Class of Securities)

Robert A. Mariano

Chairman, President and Chief Executive Officer

Roundy’s, Inc.

875 East Wisconsin Avenue

Milwaukee, Wisconsin 53202

(414) 231-5000

With copies to:

Richard J. Campbell, P.C.

Robert E. Goedert

Kirkland & Ellis LLP

300 North LaSalle

Chicago, Illinois 60654

(312) 862-2000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

*	A discussion of the rights of Company stockholders to assert appraisal rights pursuant to Section 262 of the DGCL is included herein under Item 8.

Item 1.	Subject Company Information.

Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any annexes attached hereto, this “Schedule 14D-9”) relates is Roundy’s, Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive office is 875 East Wisconsin Avenue, Milwaukee, Wisconsin 53202. The telephone number of the Company’s principal executive office is (414) 231-5000. In this Schedule 14D-9, “we,” “us,” “our,” “Company” and “Roundy’s” refer to Roundy’s, Inc.

Securities.

The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value of $0.01 per share (the “Shares”), of the Company. As of November 10, 2015, there were (i) 49,380,998 Shares issued and outstanding, (ii) no Shares held by the Company in its treasury, (iii) an aggregate of 3,969,515 Shares reserved for issuance under the 2015 Incentive Compensation Plan and the 2012 Incentive Compensation Plan or any other plan, program or arrangement providing for the grant of equity-based awards to directors, officers, employees or other service providers of the Company or any of its subsidiaries and (iv) 2,979,561 Shares were subject to restricted stock unit (“Company RSU”) awards.

Item 2.	Identity and Background of Filing Person.

Name and Address.

The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above under the heading “Name and Address” in Item 1. The Company’s website is www.roundys.com. The website and the information on or available through the website are not a part of this Schedule 14D-9, are not incorporated herein by reference and should not be considered a part of this Schedule 14D-9.

Tender Offer.

This Schedule 14D-9 relates to the tender offer by KS Merger Sub Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of The Kroger Co., an Ohio corporation (“Parent”), pursuant to which Purchaser has offered to purchase all of the Shares at a price of $3.60 per Share (the “Offer Price”), net to the holder thereof in cash, without interest and subject to any applicable tax withholding, upon the terms and conditions set forth in the Offer to Purchase dated November 19, 2015 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any amendments or supplements, collectively constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (together with any exhibits thereto, and as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on November 19, 2015. The Offer to Purchase and Form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 10, 2015 (as such agreement may be amended or supplemented from time to time, the “Merger Agreement”), among Parent, Purchaser and the Company. Following the completion of the Offer and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will merge with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent, pursuant to the procedure provided for under Section 251(h) of the General Corporation Law of the State of Delaware (“DGCL”) without any stockholder approvals (the “Merger”). As a result of the Merger, the separate corporate existence of Purchaser will cease, and the Company will continue as the surviving corporation of the Merger (the “Surviving Corporation”).

At the effective time of the Merger (the “Effective Time”), by virtue of the Merger and without any action on the part of the holders of any Shares of the Company, each outstanding Share (other than (i) any Shares owned directly by Parent, Purchaser or the Company, (ii) any Shares held by any subsidiary of the Company or Parent (other than Purchaser), or (iii) any Shares as to which the holder has validly exercised their appraisal rights under Delaware law) shall be canceled and extinguished and automatically converted into the right to receive cash in an amount equal to the Offer Price, without interest thereon.

Each Company RSU outstanding at the Effective Time, whether vested or unvested, will be cancelled and converted into the right to receive (without interest) an amount in cash, equal to the product of the Offer Price and the number of Shares subject to the cancelled Company RSU (with the number of shares subject to each outstanding Company RSU subject to performance-based vesting criteria assuming achievement of applicable performance goals at the target level) immediately prior to the Effective Time.

The Merger Agreement and the terms of the Offer are summarized in additional detail in Section 1 of the Offer to Purchase entitled “Terms of the Offer,” and Section 11 of the Offer to Purchase entitled “The Merger Agreement; Other Agreements.” A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated by reference herein.

Parent formed Purchaser in connection with the Merger Agreement, the Offer and the Merger. The Offer to Purchase states that the business address and telephone number for Parent and Purchaser are 1014 Vine Street, Cincinnati, OH 45202, (513) 762-4000.

The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9 or incorporated by reference herein, as of the date of this Schedule 14D-9, to the knowledge of the Company, there are no material agreements, arrangements, understandings or any actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates, on the other hand.

Arrangements with Parent and Purchaser.

Merger Agreement

On November 10, 2015, the Company, Parent and Purchaser entered into the Merger Agreement. The summary of the Merger Agreement and the description of the conditions of the Offer contained in Section 11 of the Offer to Purchase entitled “The Merger Agreement; Other Agreements” and Section 15 entitled “Conditions of the Offer,” respectively, are incorporated by reference herein. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Merger Agreement governs the contractual rights among the Company, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide the Company’s stockholders with information regarding the terms of the Merger Agreement. The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure letters provided by the Company to Parent and Purchaser in connection with the execution and delivery of the Merger Agreement. The disclosure letters contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, the representations and warranties in the Merger Agreement are the product of negotiations among the Company, Parent and Purchaser, and certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk among the Company, Parent and Purchaser, rather than establishing matters of fact, and may be subject to a contractual standard of materiality or material adverse effect different from that generally applicable to public disclosures to stockholders. The Company’s stockholders are not third-party beneficiaries of the Merger Agreement and the Company’s stockholders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, Purchaser or any of their respective subsidiaries or affiliates without consideration of the entirety of the factual disclosures about the Company, Parent or Purchaser made in this Schedule 14D-9, the Schedule TO or reports filed with the SEC.

The foregoing summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase and are qualified in their entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and incorporated herein by reference.

Representation on the Company Board

Under the Merger Agreement, effective upon Purchaser’s initial acceptance for payment of the Shares pursuant to and subject to the conditions of the Offer (“Acceptance Time”) and from time to time thereafter (as long as Parent and its Affiliates (as defined in the Merger Agreement) own a majority of the outstanding Shares), Parent is entitled to elect or designate a number of directors, rounded up to the next whole number, to the board of directors of the Company (the “Company Board”) that is equal to the product of (x) the total number of directors on the Company Board (giving effect to the directors so elected or designated by Parent) multiplied by (y) a fraction, the numerator being the number of Shares beneficially owned by Parent and Purchaser (after giving effect to the Shares accepted for payment pursuant to the Offer), and the denominator of which is the total number of then outstanding Shares. At Parent’s request, the Company will take all actions necessary to cause the individuals so designated by Parent to be elected or appointed to the Company Board, including (at the election of Parent) either by increasing the size of the Company Board or by seeking and accepting or otherwise securing the resignations of incumbent directors sufficient to allow the election or appointment of Parent’s designees. The Company also agreed to cause Parent’s designees to serve, in substantially the same percentage as is on the Company Board, on each committee of the Company Board, each board of directors (or similar body) of each subsidiary and each committee (or similar body) of each such board.

The Merger Agreement provides that, in the event that directors designated by Parent are elected or appointed to the Company Board, until the Effective Time, the Company will use reasonable best efforts to cause the Company Board to always have at least two directors who are members of the Company Board on the date of the Merger Agreement and who are not employed by the Company or Affiliates (as defined in the Merger Agreement), consultants, representatives or employees of Parent or any of its subsidiaries, each of whom shall be an “independent director” for the purposes of the continued listing requirements of the New York Stock Exchange (the “Continuing Directors”). If at any time prior to the Acceptance Time there are fewer than two Continuing Directors on the Company Board for any reason, the Company Board will cause the person designated by the remaining Continuing Director to fill such vacancy; provided, if such appointment is not done within ten (10) Business Days (as defined in the Merger Agreement), Parent shall designate a person to fill such vacancy; provided, further, that if no Continuing Directors then remain, the other directors of Company will designate two persons to fill such vacancies who are not employees of the Company or Affiliates, consultants, representatives or employees of Parent, Purchaser or any of their subsidiaries. The foregoing summary of the provisions of the Merger Agreement concerning representation on the Company Board is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Tender and Support Agreement

Parent and Purchaser entered into the Tender and Support Agreement dated as of November 10, 2015 (the “Support Agreement”), with certain stockholders of the Company. The summary of the Support Agreement contained in the Offer to Purchase, which is being filed as Exhibit (d)(2) to the Schedule TO, is incorporated in this Schedule 14D-9 by reference. Such summary does not purport to be complete and is qualified in its entirety by reference to the Support Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Confidentiality Agreement

The Company and Parent entered into a confidentiality agreement, dated as of August 10, 2015 (the “NDA”), pursuant to which the Company and Parent agreed that, subject to certain limitations, certain information related to the Company or its affiliates furnished to Parent or its affiliates and its and their respective representatives, shall be used by Parent and its representatives solely for the purpose of evaluating, negotiating and effecting a possible transaction involving the stock or assets of the Company and would, be kept confidential, except as provided in the NDA. Parent also agreed, among other things, to certain “standstill” provisions which prohibit Parent and its representatives from taking certain actions with respect to the Company for a period ending on the one year anniversary of the date of the NDA.

The foregoing summary of the provisions of the NDA is qualified in its entirety by reference to the NDA, a copy of which is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

Arrangements between the Company and its Executive Officers, Directors and Affiliates.

Certain of the Company’s executive officers and directors may be deemed to have certain interests in the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement (the Offer, the Merger and the other transactions contemplated by the Merger Agreement, collectively, the “Transactions”) that may be different from or in addition to those of the Company’s stockholders generally. The Company Board was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Transactions.

Consideration for Shares Tendered Pursuant to the Offer

If the directors and executive officers of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same Offer Price as the other stockholders of the Company. As of November 10, 2015, the directors and executive officers of the Company and their affiliates beneficially owned in the aggregate 4,880,143 Shares. If the directors and executive officers were to tender all of these Shares for purchase pursuant to the Offer, they would receive an aggregate of $17,568,515 in cash, without interest, less any required withholding taxes. For a description of the treatment of Company RSUs held by the directors and executive officers of the Company, see below under the heading “Effect of the Merger on Company RSUs.”

The following table sets forth, as of November 10, 2015, the aggregate cash consideration that each executive officer, director and his or her affiliates would be entitled to receive in respect of his or her outstanding Shares, assuming such individual were to tender all of his or her outstanding Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser.

Name	Position	Number of Shares	Consideration Payable in Respect of Shares
Robert A. Mariano	Chairman, President and Chief Executive Officer and Director	1,394,317	$5,019,541
Donald S. Rosanova	Executive Vice President — Operations	282,780	1,018,008
Michael P. Turzenski	Group Vice President — Chief Financial Officer	66,016	237,658
John W. Boyle	Group Vice President — Store Operations	209,044	752,558
Donald G. Fitzgerald	Group Vice President — Chief Marketing & Merchandising Officer	116,723	420,203
Edward G. Kitz	Group Vice President — Legal, Risk & Treasury and Corporate Secretary	175,016	630,058
Patrick T. Mullarkey	Group Vice President — Information Technology	71,274	256,586
Jessie W. Terry	Group Vice President — Chief Human Resource Officer	65,301	235,084
Patrick J. Condon	Director	32,541	117,148
Ralph W. Drayer	Director	73,308	263,909
Gregory P. Josefowicz	Director	55,182	198,655
Christopher F. Larson	Director	32,376	116,554
Kimberly L. Feil	Director	0	0
Avy H. Stein	Director	32,376	116,554

TOTAL		2,606,254	$9,382,516

The following table sets forth, as of November 10, 2015, the aggregate amount of cash dividends that each executive officer would be entitled to receive in respect of the vesting of his outstanding restricted shares of common stock of the Company. These dividends accrued on outstanding, unvested restricted shares of common stock of the Company at the time of each prior dividend payment by the Company.

Name	Position	Amount of Dividends Payable
Robert A. Mariano	Chairman, President and Chief Executive Officer and Director	$180,613
Donald S. Rosanova	Executive Vice President — Operations	55,908
Michael P. Turzenski	Group Vice President — Chief Financial Officer	20,862
John W. Boyle	Group Vice President — Store Operations	27,928
Donald G. Fitzgerald	Group Vice President — Chief Marketing & Merchandising Officer	27,928
Edward G. Kitz	Group Vice President — Legal, Risk & Treasury and Corporate Secretary	21,022
Patrick T. Mullarkey	Group Vice President — Information Technology	26,459
Jessie W. Terry	Group Vice President — Chief Human Resource Officer	17,830

TOTAL		$378,550

Effect of the Merger on Company RSUs

Pursuant to the Merger Agreement, each Company RSU outstanding at the Effective Time, whether vested or unvested, will be cancelled and converted into the right to receive (without interest) an amount in cash, equal to the product of the Offer Price and the number of Shares subject to the cancelled Company RSU (with the number of shares subject to each outstanding Company RSU subject to performance-based vesting criteria assuming achievement of applicable performance goals at the target level) immediately prior to the Effective Time of the Merger. The Surviving Corporation shall cause payment to be made in respect of such Company RSUs as promptly as practicable after the Effective Time. All payments with respect to Company RSUs shall be paid to the stockholders thereof net of any withholding taxes and without interest.

The following table sets forth, as of November 10, 2015, the cash consideration that each executive officer and director would be entitled to receive in respect of his or her Company RSUs at the applicable time, assuming such Company RSUs are treated as described in the preceding paragraph.

Name	Position	Number of Company RSUs	Consideration Payable in Respect of Company RSUs
Robert A. Mariano	Chairman, President and Chief Executive Officer and Director	743,220	$2,675,592
Donald S. Rosanova	Executive Vice President — Operations	287,085	1,033,506
Michael P. Turzenski	Group Vice President — Chief Financial Officer	214,882	773,575
John W. Boyle	Group Vice President — Store Operations	191,563	689,627
Donald G. Fitzgerald	Group Vice President — Chief Marketing & Merchandising Officer	202,969	730,688
Edward G. Kitz	Group Vice President — Legal, Risk & Treasury and Corporate Secretary	153,257	551,725
Patrick T. Mullarkey	Group Vice President — Information Technology	182,182	655,855
Jessie W. Terry	Group Vice President — Chief Human Resource Officer	167,307	602,305
Patrick J. Condon	Director	21,904	78,854
Ralph W. Drayer	Director	21,904	78,854
Gregory P. Josefowicz	Director	21,904	78,854
Christopher F. Larson	Director	21,904	78,854
Kimberly L. Feil	Director	21,904	78,854
Avy H. Stein	Director	21,904	78,854

TOTAL		2,273,889	$8,185,997

Information Regarding Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of the Company’s named executive officers that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The table below assumes that the change in control and the closing of the Merger occurs on January 2, 2016 and the employment of the executive will terminate without cause or by the executive for good reason on such date. The amounts set forth in the table are estimates based on the $3.60 per Share cash consideration payable under the Merger Agreement. As a result, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the table.

Name	Cash ($) (1)	Equity ($) (2)	Accrued Dividends ($) (3)	Health Benefits ($) (4)	Tax Reimbursement ($)	Total ($) (5)
Robert A. Mariano	5,566,334	3,821,335	180,613	29,908	1,197,417	10,795,607
Chairman, President and Chief Executive Officer and Director

Donald S. Rosanova	1,543,693	1,381,774	55,908	12,008	—	2,993,383
Executive Vice President — Operations

Michael P. Turzenski	1,175,625	913,014	20,862	17,062	—	2,126,563
Group Vice President — Chief Financial Officer
John W. Boyle	973,405	874,559	27,928	19,939	—	1,895,831
Group Vice President — Store Operations
Donald G. Fitzgerald	1,058,063	915,620	27,928	19,939	—	2,021,550
Group Vice President — Chief Marketing & Merchandising Officer

(1)	This amount represents the aggregate value of severance that Mr. Mariano is entitled to receive under his Employment Agreement and the amount that each other named executive officer (“NEO”) is entitled to receive under the severance pay plan.

The amount of severance to which Mr. Mariano may be entitled upon his termination by the Company without “cause,” if he terminates his employment for “good reason” (each as defined in the employment agreement), or if the Company does not renew the employment agreement, is: (i) severance equal to two times (2x) the sum of his annual base salary and target bonus, paid over the course of 24 months, plus a pro-rated portion of any salary bonus that may be due for the year of termination and (ii) continued participation in our group health plan for 18 months. In the event Mr. Mariano’s termination for these reasons occurs within 24 months following a change of control (as defined in the employment agreement), the multiple described in (i) above is increased to two and a half times (2.5x) and paid in a lump sum, and he will be entitled to continued participation in our group health plan for 18 months. In the event of the termination of employment of Mr. Rosanova, Mr. Turzenski, Mr. Fitzgerald and Mr. Boyle, they are entitled to receive the amounts and benefits pursuant to the terms of the Company’s severance pay plan and as disclosed in the table below. The severance pay plan provides different amounts of severance depending upon the participant’s position and whether or not the termination occurs within two (2) years following a change in control. In the event that a class A participant (including Mr. Rosanova, Mr. Turzenski, Mr. Fitzgerald and Mr. Boyle) is terminated without good cause (as defined below) or for good reason other than within the two-year period following a change of control (as defined in the severance pay plan), they are entitled to a severance amount equal to the sum of their base salary and target bonus paid pro-rata on a monthly basis for a period of one (1) year following the termination, but if such termination occurs within 24 months following a change of control, that amount shall be a lump sum payment and is increased to one and a half times (1.5x) such amount.

Under the severance pay plan, “good cause” means: (i) the commission by the executive of a felony or crime involving moral turpitude or the commission of any other act or omission involve dishonesty or fraud with respect to the Company or any of its customers or suppliers; (ii) conduct on the part of the executive that brings the Company into public disgrace or disrepute in any material respect; (iii) the NEO’s gross negligence or willful misconduct in the performance of his or her duties and responsibilities of the company; (iv) the failure of the executive to carry out the duties and responsibilities of his or her office or position, or to follow a specific and lawful directive of the Company Board or an officer to whom the NEO reports; (v) the NEO’s willful disclosure of material confidential information or trade secrets of the company to or for the benefit of a competitor of the company, to the extent such information was not available publicly; or (vi) any intentional misrepresentation by the NEO to the Company Board or to an officer of the Company to whom the NEO reports. The table below sets forth the multiple of base salary and bonus each NEO would be entitled to receive as severance.

Name	Multiple	Cash Paid Related to Annual Base Salary ($)	Cash Paid Related to Cash Incentive Opportunity ($)	Total ($)
Robert A. Mariano	2.5x	1,113,267	1,113,267	5,566,334
Donald S. Rosanova	1.5x	588,074	441,055	1,543,693
Michael P. Turzenski	1.5x	522,500	261,250	1,175,625
John W. Boyle	1.5x	432,624	216,312	973,405
Donald G. Fitzgerald	1.5x	470,250	235,125	1,058,063

(2)	This amount represents the aggregate value of the restricted shares of common stock of the Company and Company RSUs that would vest as a direct result of the Merger. These amounts do not include payments in respect of restricted shares of common stock of the Company and Company RSUs that already vested, because the NEO would already be entitled to the economic benefit of such equity regardless of the Merger. For information regarding all equity, including that which has already vested, see the table on page 6 of this Schedule 14D-9.

Name	Value of Unvested Company RSUs ($)	Value of Unvested Company Restricted Shares ($)
Robert A. Mariano	2,675,592	1,145,743
Donald S. Rosanova	1,033,506	348,268
Michael P. Turzenski	773,575	139,439
John W. Boyle	689,627	184,932
Donald G. Fitzgerald	730,688	184,932

(3)	This amount represents the aggregate amount of cash dividend that each executive officer would be entitled to receive in respect of the vesting of his outstanding restricted shares of common stock of the Company. These dividends accrued on outstanding, unvested restricted shares of common stock of the Company at the time of each prior dividend payment of the Company.
(4)	For Mr. Mariano, this amount represents an estimate for the continuation of health insurance for 18 months following Mr. Mariano’s termination. For Mr. Rosanova, Mr. Turzenski, Mr. Boyle and Mr. Fitzgerald, this amount represents an estimate for the continuation of health insurance for twelve (12) months following such executive’s termination.

(5)	Payment and benefits to a named executive officer may be less than those shown above, if any of the payments or benefits would be considered “excess parachute payments” under Section 280G of the Internal Revenue Code. The payments and benefits otherwise payable would be reduced to an amount that is $1 (one dollar) under the threshold amount that would cause the executive to be treated as receiving “excess parachute payments,” but only if the executive would be in a better after-tax economic position as a result of that reduction. The table below summarizes the amounts which are payable on a “single trigger” and “double trigger” basis, respectively.

Name	Single-Trigger and Accrued Dividends ($)	Double- Trigger ($)
Robert A. Mariano	4,001,948	10,795,607
Donald S. Rosanova	1,437,682	2,993,383
Michael P. Turzenski	933,876	2,126,563
John W. Boyle	902,487	1,895,831
Donald G. Fitzgerald	943,548	2,021,550

Effect of the Merger on Director and Officer Indemnification and Insurance

Section 102(b)(7) of the DGCL allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware law, or engaged in a transaction from which the director derived an improper personal benefit. The Company has included in its amended and restated certificate of incorporation (the “Charter”) a provision to limit or eliminate the personal liability of its directors to the fullest extent permitted under the DGCL, as it now exists or may in the future be amended.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful. The Company has included in its Charter and its amended and restated bylaws (the “Bylaws”) provisions that require the Company to provide the foregoing indemnification to the fullest extent permitted under the DGCL. In addition, the Company shall advance expenses incurred in connection with any such proceeding upon an undertaking to repay if indemnification is ultimately not permitted.

In addition, the Company also maintains insurance on behalf of its directors and officers insuring them against liability asserted against them in their capacities as directors or officers or arising out of such status.

The Company also has entered into indemnification agreements with each of its directors and executive officers, which generally provide for the indemnification of the indemnitee and for advancement and reimbursement of reasonable expenses (subject to limited exceptions) incurred in various legal proceedings in which the indemnitee may be involved by reason of his or her service as an officer or director. This description of the indemnification agreements entered into between the Company and each of its directors and executive officers is qualified in its entirety by reference to the form of the indemnification agreement filed as Exhibit (e)(5) hereto, which is incorporated herein by reference.

Pursuant to the Merger Agreement, after the Effective Time until the sixth (6th) anniversary of the Effective Time, Parent and the Surviving Corporation have agreed to indemnify and hold harmless all past and present directors or officers of the Company or its subsidiaries or any person who becomes an officer or director of the

Company prior to the Effective Time to all actions or omissions by them in such capacities or as an employee or agent of the Company or any of its subsidiaries prior to Effective Time to the fullest extent that the Company or such subsidiary would have been permitted to indemnify and hold harmless such individuals pursuant to applicable law. In addition, Parent and the Surviving Corporation have agreed that all rights to indemnification, expense advancement and exculpation prior to the Effective Time existing as of the date of the Merger Agreement in favor of the past and present directors and officers of the Company or its subsidiaries or any person who becomes an officer or director of the Company prior to the Effective Time (each, a “Indemnified Person”), as provided in the organizational documents of the Company or its subsidiaries (including the Charter and Bylaws) or any agreement will survive the Offer and the Merger, continue in full force and effect in accordance with their terms and be fulfilled and honored by Parent or the Surviving Corporation to the maximum extent that the Company or its applicable subsidiary, as applicable, would have been permitted to fulfill and honor them by applicable law. Parent has also agreed to, and will cause the Surviving Corporation and its subsidiaries to, cause, for a period of six (6) years from the Effective Time, the organizational documents of the Surviving Corporation and its subsidiaries (including the Charter and Bylaws) not to be amended, repealed or otherwise modified in a manner adverse to the Indemnified Persons, except as required by applicable law.

The Merger Agreement further provides that, prior to the Effective Time, Parent will, or will cause the Surviving Corporation to maintain in effect the Company’s existing directors’ and officers’ liability insurance, in each case for a claims reporting or discovery period of at least six (6) years from and after the Effective Time with respect to any claim in respect of acts or omissions occurring at or prior to the Effective Time, subject to an agreed cap on the annual premium amount equal to 300% for such “tail” insurance policies of the last annual premium paid prior to the date of the Merger Agreement by the Company for such insurance. If the annual premiums of such insurance coverage exceed such capped amount, Parent or the Surviving Corporation will be obligated to obtain a policy with the greatest coverage available with respect to matters occurring prior to the Effective Time for a cost not exceeding such amount.

Section 16 Matters.

Pursuant to the Merger Agreement, the Company has agreed to take all actions reasonably necessary to cause the Transactions and any other dispositions of equity securities of the Company (including derivative securities) in connection with the Merger, Merger Agreement and Offer by each individual who is a director or executive officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Item 4.	The Solicitation or Recommendation.

Recommendation of the Company Board.

On November 10, 2015, the Company Board unanimously (a) determined that the Merger is in the best interests of the Company and its stockholders and declared it advisable to enter into the Merger Agreement, (b) based on written representations and warranties made by Parent and Purchaser, determined that neither Parent nor Purchaser is an “interested stockholder” as defined in Section 203(c) of the DGCL, (c) approved the execution and delivery by the Company of the Merger Agreement, the performance by the Company of its covenants and agreements contained therein, the Support Agreement and the consummation of the Offer and the Merger upon the terms and subject to the conditions contained in the Merger Agreement, and (d) resolved to recommend that the holders of Shares accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if required by the applicable provisions of Delaware law, adopt the Merger Agreement. The boards of directors of Parent and Purchaser have also each approved the Transactions.

Accordingly, and for other reasons described in more detail below, the Company Board hereby unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

A copy of the letter to the Company’s stockholders, dated November 19, 2015, communicating the Company Board’s recommendation, is attached to this Schedule 14D-9 as Annex A. A copy of a press release issued by the Company and Parent, dated November 11, 2015, announcing the Merger Agreement, the Offer and the Merger, is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Background of the Offer; Reasons for the Recommendation of the Company Board.

Background of the Offer and Merger

The Company’s senior management and the Company Board actively monitor and assess developments in the supermarket industry and are generally aware of the business activities of other major companies in those industries.

In addition, on an ongoing basis, the Company’s senior management and the Company Board review and assess various strategic options for achieving the Company’s long-term strategic goals and enhancing stockholder value. These options have included periodic assessments of potential business combinations with other companies.

As a result of these periodic reviews of potentially available transactions and strategies, the Company believes that it and the Company Board are generally aware of the opportunities for strategic transactions and acquisitions involving companies in the supermarket industry generally and the Company in particular.

Starting in February 2011, the Company conducted an auction process in which the Company contacted 23 strategic buyers, including Parent, and 46 financial sponsors in an attempt to sell the Company. Nine (9) potential buyers submitted preliminary indications of interest. The Company negotiated a term sheet with a potential buyer; however, the Company ultimately decided to pursue an initial public offering instead. On February 17, 2012, the Company went public on the New York Stock Exchange.

In April 2013, the Company explored a potential combination with a strategic partner; however, negotiations were eventually terminated and a transaction was not consummated.

During the summer of 2013, the Company engaged a financial advisor to pursue the divestiture of certain of the Company’s stores in Minnesota. In July 2014, the sale process was completed and 18 stores were sold to a group of retailers.

In July 2015, the Company signed a non-disclosure agreement to explore the potential sale of certain Illinois stores to a financial sponsor, but discussions did not advance beyond a preliminary level and a transaction was not consummated.

On August 7, 2015, W. Rodney McMullen, Chairman of the Board and Chief Executive Officer of Parent, and J. Michael Schlotman, Executive Vice President and Chief Financial Officer of Parent, indicated that they would like to meet with Robert A. Mariano, Chairman of the Board, President and Chief Executive Officer of the Company, and Michael P. Turzenski, Chief Financial Officer of the Company, to explore a potential strategic transaction involving Parent and the Company.

On August 10, 2015, Parent and the Company executed the NDA and, on August 13, 2015, the Company provided to Parent certain non-public financial information regarding the Company, including the Company’s five-year financial plan.

On August 15, 2015, Mr. Mariano and Mr. Turzenski met with Mr. McMullen and Mr. Schlotman to discuss the possibility of a potential strategic transaction involving Parent and the Company. At the conclusion of the meeting, Mr. Schlotman indicated that Parent intended to send a letter outlining Parent’s proposal for a strategic transaction within the next few days.

On August 17, 2015, the Company received a preliminary non-binding proposal from Parent to acquire all of the Company’s outstanding Shares for $3.10 to $3.40 per Share in cash, with a request for a 45-day period of exclusivity to complete due diligence and negotiate definitive agreements.

That same day, the Company Board convened a special board meeting via conference call to discuss the proposal, and following discussions it was unanimously agreed to continue discussions with Parent. The Company Board also agreed that at its regularly scheduled Board meeting on August 20, 2015, it would interview potential financial advisors that could assist the Company with its further review of Parent’s preliminary proposal and other potential strategic alternatives available to the Company.

On August 18, 2015, Mr. Mariano sent a letter to Mr. Schlotman advising Parent that the Company Board was continuing to discuss the possibility of a strategic transaction with Parent and would respond at a later time.

On August 20, 2015, on behalf of Parent, representatives of Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”) and Sagent Advisors (“Sagent”), financial advisors to Parent, submitted a preliminary due diligence request list to the Company in order to continue discussions with respect to a strategic transaction. Later that day, the Company Board met in Chicago, Illinois for a regularly scheduled Board meeting, and interviewed three (3) investment banks to serve as a financial advisor to assist the Company in further reviewing Parent’s preliminary proposal and evaluating potential strategic alternatives available to the Company, including a potential sale, and selected J.P. Morgan Securities LLC (“J.P. Morgan”), among other things, because of its reputation and its substantial experience in transactions similar to the transaction proposed by Parent. Following discussion, it was the consensus of the Company Board that Parent’s preliminary proposal merited further consideration and that the Company Board should evaluate it relative to the Company’s standalone business plan and other potential strategic alternatives. The Company Board authorized management and its advisors to evaluate the Company’s standalone prospects and valuation, as well as other potential alternatives.

On August 28, 2015, the Company informed Mr. Schlotman that J.P. Morgan had been engaged to assist in the Company’s review of Parent’s preliminary proposal and that the Company Board was not yet prepared to enter into an exclusivity arrangement with Parent at that time.

During the period between August 29, 2015 and September 20, 2015, the Company, Parent and their respective advisors held several meetings and conference calls to discuss various due diligence matters in response to Parent’s due diligence requests. During this period, Parent requested a period of exclusivity to complete due diligence and finalize negotiations, but such exclusivity was not granted by the Company. The Company and its advisors continued to evaluate Parent’s preliminary proposal and other potential options available to the Company and periodically had discussions with Parent regarding Parent’s preliminary proposal.

On September 21, 2015, the Company Board convened a special board meeting in Chicago during which J.P. Morgan and the Company Board discussed market conditions, the Company’s operating performance, implied valuation, Parent’s preliminary proposal, and potential strategic alternatives available to the Company for the Company Board to consider. Management discussed with the Company Board the Company’s growth initiatives and its standalone prospects, and the Company Board discussed Parent’s preliminary proposal relative to the standalone prospects and other alternatives. At the conclusion of the meeting, the Company Board directed J.P. Morgan to seek a higher and more definitive purchase price from Parent.

During the period from September 22 to October 12, the Company and Parent and their respective advisors conducted a number of conference calls to discuss whether the Company would conduct an auction process, or whether such process would not be sought if Parent increased its proposed purchase price. The Company and Parent, among other things, discussed, and shared calculations regarding, potential benefits that may be achievable in the transaction.

On October 13, 2015, representatives of Sagent, on behalf of Parent, submitted to the Company a revised proposal to acquire all outstanding Shares for $3.50 to $3.70 per Share in cash, subject to completion of Parent’s customary due diligence and a 28-day period of exclusivity.

On October 14, 2015, the Company Board convened a special telephonic Board meeting to discuss Parent’s revised proposal. During this meeting, J.P. Morgan summarized recent discussions with Parent and its advisors, as well as Parent’s revised proposal. Mr. Turzenski also discussed with the Company Board the expected third quarter financial results, which would likely be below the Company’s public guidance. After discussion, the Company directed J.P. Morgan to provide representatives of BofA Merrill Lynch with additional information regarding the Company, including with respect to the Company’s potential pension liabilities that were prepared by the Company’s management. J.P. Morgan also communicated to Parent, as directed by the Company Board, that it should propose a specific purchase price per Share instead of a range and, if the Company Board determined that such price was acceptable, the Company would be willing to grant Parent a 28-day period of exclusivity.

On October 20, 2015, the Company held a conference call with Parent to discuss the Company’s potential pension liabilities. On the same day, members of the Company’s management team held a conference call with Parent to discuss the Company’s third-quarter financial results and full-year 2015 estimates and the Company’s performance outlook generally.

Following that meeting, representatives of BofA Merrill Lynch, on behalf of Parent, confirmed to J.P. Morgan that, based on its due diligence and recent discussions, it would be willing to proceed with a transaction with the Company at a purchase price of $3.55 per Share in cash, subject to a 21-day period of exclusivity to complete due diligence and finalize negotiations.

On October 21, 2015, J.P. Morgan updated Mr. Mariano as to the revised proposal of Parent that it received. Later that afternoon, the Company Board convened a special board meeting via conference call to review and discuss the proposal. After discussion, the Company Board directed J.P. Morgan to inform Parent that if it were to increase further its proposed purchase price of $3.55 per Share in cash and committed to agreeing to a go-shop period, the Company would provide Parent with its additional requested due diligence and simultaneously commence negotiations of a merger agreement, which request was communicated by J.P. Morgan as directed.

Later that same day, on behalf of Parent, representatives of BofA Merrill Lynch communicated to J.P. Morgan Parent’s willingness to increase its proposed purchase price to $3.60 per Share in cash, that such offer was Parent’s “last and final” and that Parent would not require a period of exclusivity and would agree to the inclusion of a customary go-shop period in the definitive merger agreement.

On October 26, 2015, the Company and its advisors J.P. Morgan and Kirkland & Ellis LLP, legal counsel to the Company (“Kirkland & Ellis”), received Parent’s initial draft of the Agreement and Plan of Merger Agreement (the “Initial Draft Agreement”) from Parent’s legal counsel, Weil, Gotshal & Manges LLP (“Weil”), through BofA Merrill Lynch. The Initial Draft Agreement contemplated, among other things, a go-shop period, during which the Company would be permitted to solicit alternative acquisition proposals from third parties other than Parent deemed superior to Parent’s proposal, and a termination fee of $20 million payable by the Company if the Merger Agreement was terminated pursuant to a superior proposal submitted during the go-shop period (or a fee of $25 million if the Merger Agreement was terminated after the go-shop period) or in certain other circumstances. The Initial Draft Agreement also indicated that a support agreement from certain stockholders of the Company would be requested and that a draft thereof would be forthcoming.

On October 29, 2015, the Company Board convened a special board meeting via conference call to discuss the Initial Draft Agreement with J.P. Morgan and Kirkland & Ellis. The Company Board and Kirkland & Ellis discussed the aggregate effect of the termination fees and the go-shop period on an interloper. In particular, the Company Board focused on the structure of the transaction, the need for a longer go-shop period, and the amount and basis for the termination fees. At the conclusion of the meeting, the Company Board directed Kirkland & Ellis to provide to Parent a markup to the Initial Draft Agreement that, among other things, provided for a longer go-shop period, significantly lower termination fees and the conditions under which the Merger Agreement could be terminated.

During the period between October 29 and November 4, 2015, the Company, Parent and their respective advisors held several meetings and conference calls to discuss various due diligence matters, including merchandising, legal, pharmacy, facilities, retail operations, information technology, human resources, and tax.

On October 30, 2015, Parent received the Company’s revised draft of the Initial Draft Agreement, reflecting the Company Board’s directions.

During the period of November 2 through November 9, 2015, Kirkland & Ellis and Weil conducted a number of conference calls, during which they negotiated the terms and conditions of the Merger Agreement, including, among others, the transaction structure, closing conditions, the circumstances under which the Company Board could change its recommendation to the Company stockholders regarding the proposed transaction, interim covenants, the length of the go-shop period, the conditions under which the Merger Agreement could be terminated, and the reduction of the proposed termination fees, and following the delivery thereof on November 3, 2015, the Tender and Support Agreement (the “Support Agreement”), which was proposed to be entered into by certain stockholders of the Company and related ancillary documents.

On November 3, 2015, Parent conducted various site visits at Company stores, and Edward G. Kitz, Group Vice President of Legal, Risk and Treasury and Corporate Secretary, and Dan Farrell, Vice President of Real Estate of the Company, hosted employees of Parent at the Company’s headquarters to review environmental reports. Later that same day, the Company Board convened a special board meeting via conference call to discuss the status of negotiations of the Merger Agreement and a stockholder analysis and the best approach to the structure of the merger (including a tender offer structure). Kirkland & Ellis detailed to the Company Board the changes that had been negotiated in the drafts of the Merger Agreement, as well as a summary of its discussions with Weil. After discussions with J.P. Morgan and Kirkland & Ellis, the Company Board concluded that a tender offer as proposed by Parent was appropriate.

On November 5, 2015, the Company received a revised draft of the Merger Agreement (the “Second Parent Draft”), which contemplated a go-shop period of 25 days, and a go-shop termination fee and other termination fee of $20 million and $25 million, respectively.

On November 6, 2015, the Company Board convened a special board meeting via conference call to discuss the status of negotiations and the Second Parent Draft. In particular, the Company Board discussed the termination fees with its advisors and management; based on discussions with its advisors, the Company Board and management believed that the contemplated fees were neither coercive nor preclusive. In addition, management and the Company Board discussed a sensitivity analysis of the Company’s five-year plan. At the conclusion of the meeting, the Company Board directed Kirkland & Ellis to respond to the Second Parent Draft with a revised draft that contemplated a 35 day go-shop period, and a go-shop termination fee and other termination fee of $8 million and $20 million, respectively.

On November 7, 2015, Kirkland & Ellis received a revised draft of the Merger Agreement from Weil, which contemplated a go-shop period of 30 days, and a go-shop termination fee and other termination fee of $8 million and $20 million, respectively.

On November 10, 2015, the Company Board convened a special board meeting in Chicago, Illinois to discuss the Merger Agreement and the Transactions. Kirkland & Ellis discussed with the Company Board its fiduciary duties, in particular in the context of the Merger Agreement and the consideration of strategic alternatives. The Company Board then discussed the proposed definitive draft of the Merger Agreement, and Kirkland & Ellis led the Company Board through the material provisions. Representatives of J.P. Morgan then reviewed with the Company Board J.P. Morgan’s financial analysis of the $3.60 per share price to be received by the Company’s stockholders in the Offer and the Merger, taken together and not separately, referring throughout the discussion to materials that had been provided to the Company Board in advance of the meeting, and indicated that, assuming that conditions remain the same, it was expected that J.P. Morgan would be in a position to render its oral fairness opinion with respect to such matters at the subsequent Company Board meeting after market close. Subject to receipt of the fairness opinion from J.P. Morgan, the Company Board unanimously (i) determined that the Merger is in the best interests of the Company and its stockholders and declared it advisable to enter into the Merger Agreement, (ii) based on written representations and warranties made by Parent and Purchaser, determined that neither Parent nor Purchaser is an “interested stockholder” as defined in Section 203(c) of the DGCL, (iii) determined to approve the execution and delivery by the Company of the Merger Agreement, the performance by the Company of its covenants and agreements contained herein, the Support Agreement and the consummation of the Offer and the Merger upon the terms and subject to the conditions contained in the Merger Agreement, and (iv) resolved to recommend that the holders of Shares accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if required by the applicable provisions of Delaware law, adopt the Merger Agreement.

Later that same day after the stock market closed, the Company Board reconvened a special board meeting via conference call. During the meeting, J.P. Morgan and Kirkland & Ellis discussed the status of negotiations and J.P. Morgan advised the Company Board that Parent had communicated that its diligence was complete and that Parent was prepared to execute the Merger Agreement. J.P. Morgan updated for the Company Board its financial analyses for market information as of November 10, 2015, and delivered its oral opinion to the Company Board (which was subsequently confirmed by delivery of a written opinion dated November 10, 2015), to the effect that, as of such date and based upon and subject to the various factors, assumptions, qualifications and limitations set forth in its written opinion, the transaction consideration to be paid to the Company’s common stockholders in the transaction comprised of the tender offer and the merger, taken together and not separately, of $3.60 per share in cash was fair, from a financial point of view, to such holders. For more information about the J.P. Morgan opinion and its related financial analyses, see “— Opinion of the Company’s Financial Advisor as of November 10, 2015” beginning on page 19 of this Schedule 14D-9. Following discussions, the Company Board unanimously ratified the resolutions approved at its earlier board meeting.

On the evening of November 10, 2015, the Company, Parent and Purchaser entered into the Merger Agreement and Parent, Purchaser and certain stockholders of the Company entered into the Support Agreement.

On the morning of November 11, 2015, Parent and the Company issued a joint press release to announce the execution of the Merger Agreement.

On November 19, 2015, Purchaser commenced the Offer. During the Offer, the Company intends to have ongoing contacts with Parent and Purchaser and their respective directors, officers and stockholders.

Reasons for the Recommendation of the Company Board

After careful consideration, the Company Board unanimously (a) determined that the Merger is in the best interests of the Company and its stockholders and declared it advisable to enter into the Merger Agreement, (b) based on written representations and warranties made by Parent and Purchaser, determined that neither Parent nor Purchaser is an “interested stockholder” as defined in Section 203(c) of the DGCL, (c) approved the execution and delivery by the Company of the Merger Agreement, the performance by the Company of its covenants and agreements contained herein, the Support Agreement and the consummation of the Offer and the Merger upon the terms and subject to the conditions contained in the Merger Agreement, and (d) resolved to recommend that the holders of Shares accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if required by the applicable provisions of Delaware law, adopt the Merger Agreement.

Accordingly, the Company Board unanimously recommends that the Company’s stockholders accept the Offer, tender their Shares pursuant to the Offer and, if required by the applicable provisions of Delaware law, adopt the Merger Agreement.

In determining that the Transactions are in the best interests of the Company and its stockholders, the Company Board consulted with the Company’s senior management, regarding, among other things, the industry, the Company’s business and capital plans, the Company’s prospects as an independent company and operational matters. The Company Board consulted with the Company’s financial advisors regarding the financial aspects of the Transactions, as well as the fairness, from a financial point of view, to the Company’s stockholders of the consideration to be received by such stockholders pursuant to the Transactions, and with its legal counsel regarding the Company Board’s legal duties, the terms of the Merger Agreement and related issues and documents. The Company Board considered a number of factors, and believed that, taken as a whole, including the following factors which supported its determination to approve the Transactions:

•	Financial Condition and Prospects of the Company. The Company Board considered the current and historical financial condition, results of operations, competitive position, business strategy and strategic options, as well as the Company’s financial prospects if it were to remain as an independent public company based on the Company’s financial projections and its management’s views as to the likelihood of achieving those projections, taking into account risk of execution, as well as business, competitive, industry and market risks. The Company Board also discussed the benefits to the Company’s stockholders of an acquisition and considered its belief that, taking into account the risks referred to above and other uncertainties relating to future execution of the Company’s strategic plan, the value offered to stockholders pursuant to the proposed Transactions is more favorable to the Company’s stockholders than the potential value that could reasonably be expected to have resulted from remaining an independent public company. In addition, the Company Board considered the challenges the Company would face accessing the debt and equity markets to obtain financing from other sources and the impact that this would have on the Company’s future prospects.

•	Other Transaction Alternatives. The Company Board considered and determined that it was not aware of any alternative transaction that would be reasonably likely to result in a value to the Company’s stockholders in excess of the value available in a transaction with Parent. In particular, the Company Board considered the opportunities that it was aware existed for strategic transactions and acquisitions involving companies in the supermarket industry and the Company in particular. It also considered the results of its outreach to other potentially interested parties during previous processes. The Company Board further considered that the terms of its existing indebtedness would likely prevent any transaction involving a sale of only the Company’s Illinois or Wisconsin assets. See “— Background of the Offer” beginning on page 11 of this Schedule 14D-9 for more information. Based on these alternatives, the Company Board concluded that the Offer Price provided for in the Merger Agreement was the highest value that was reasonably available to the Company at such time and that there was no assurance that a more favorable opportunity to sell the Company would arise later.

•	Cash Consideration; Certainty of Value; Stockholder Liquidity. The Company Board noted that the form of consideration to be paid to holders of Shares in the Transactions is all cash which will provide the Company’s stockholders with immediate value for their Shares, while avoiding the risk of not executing the Company’s long–term business strategy, and while also providing such stockholders with certainty of value for their Shares (and cash with which to satisfy any tax liability resulting from the Offer and Merger) as compared to consideration payable in stock, in whole or in part, particularly in the absence of a financing condition to the completion of the Transactions.

•	Tender Offer Structure; Speed and Likelihood of Consummation. The Company Board considered the fact that the Offer followed by the second-step Merger for the same cash consideration would likely afford holders of Shares the opportunity to obtain the benefits of the transaction more quickly than in a one-step merger transaction. The Company Board also considered the availability of Section 251(h) under the DGCL, which would permit Parent and Purchaser to close the Merger without the adoption of the Merger Agreement by the Company’s stockholders, thereby enabling the Company’s stockholders to receive the Offer Price pursuant to the Offer in a relatively short time frame (and potentially reduce the uncertainty during the pendency of the Transactions).

•	Trading Price of Shares; Premium to Market Price. The Company Board considered:

•	The historic trading ranges of the Shares and the potential trading range of the Shares;

•	The fact that the Offer Price of $3.60 represented a premium of approximately:

•	65% to the closing price of $2.18 per Share as of November 10, 2015;

•	58% to the one-month volume-weighted average trading price per Share of $2.28 as of November 10, 2015;

•	49% to the three-month volume-weighted average trading price per Share of $2.41 as of November 10, 2015; and

•	17% to the six-month volume-weighted average trading price per Share of $3.07 as of November 10, 2015.

•	Opinion of J.P. Morgan. The Company Board considered the oral and written opinion of J.P. Morgan delivered to the Company Board dated November 10, 2015, and related financial analysis by J.P. Morgan presented to the Company Board on such date, to the effect that, as of the date of such written opinion and based upon and subject to the various factors, assumptions, qualifications and limitations set forth therein, the transaction consideration to be paid to the Company’s stockholders in the transaction comprised of the Offer and Merger, taken together and not separately, of $3.60 per Share was fair, from a financial point of view, to such stockholders. For more information about the J.P. Morgan opinion as of November 10, 2015 see “— Opinion of the Company’s Financial Advisor as of November 10, 2015” beginning on page 19 of this Schedule 14D-9.

•	Terms of the Merger Agreement. The Company Board reviewed and considered the terms of the Merger Agreement, including the parties’ respective representations, warranties and covenants, the conditions to their respective obligations to complete the Merger and their ability to terminate the Merger Agreement. See “— Merger Agreement” in Section 11 of the Offer to Purchase, filed as Exhibit (a)(1)(A) to the Schedule TO of Parent, filed on November 19, 2015, for a detailed discussion of the terms and conditions of the Merger Agreement. In particular, the Company Board considered the following:

•	Conditions to Offer; Likelihood of Closing. The Company Board considered the reasonable likelihood of the completion of the Transactions, including Parent’s obligations to consummate the Offer, the absence of significant required regulatory approvals (other than U.S. antitrust approval) and the likelihood that such approval will be obtained, and the likelihood that the holders of Shares will tender them in the Offer to satisfy the Minimum Condition (as defined in the Merger Agreement).

•	Terms of Parent’s Financing; Absence of Financing Condition or Limitations of Remedies. The Company Board considered that Parent’s obligations pursuant to the Merger Agreement are not subject to any financing condition and that Parent and Purchaser would make representations and warranties in the Merger Agreement about their ability to have funds available to complete the Transactions. The Company Board also considered Parent’s overall financial strength. In addition, the Company Board considered that, if Parent were unable to complete its proposed financing, the Company’s remedies against Parent would include the right to seek to require Parent to specifically perform its obligation to close the Transactions.

•	Go-Shop and Other Terms that Encourage a Superior Proposal. The Company Board considered the provisions in the Merger Agreement that are designed to encourage a superior proposal, including:

•	the Company Board’s ability during the period from the date of the Merger Agreement and continuing until 11:59 P.M. New York time on December 10, 2015 (the “Go-Shop Period”) to solicit alternative acquisition proposals from third parties and to provide information and participate in negotiations with third parties with respect to such acquisition proposals and the fact that the Offer would be announced publicly more than five (5) business days prior to Offer commencing, thereby putting third parties potentially interested in a business combination on notice;

•	after consultation with its legal and financial advisors, the Company Board’s belief that the Go-Shop Period is a reasonable length of time, particularly in light of the prior public announcement of the Offer, in which to identify and negotiate with third parties potentially interested in a business combination who reasonably could be believed would be able to submit alternative acquisition proposals;

•	the Company Board’s ability to participate in discussions or negotiations with, or furnish information to, any person that delivers an acquisition proposal that in the good faith judgment of the Company Board either constitutes a superior proposal or the Company Board determines in good faith (after consultation with outside legal counsel) that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under the DGCL;

•	the Company Board’s ability to terminate the Merger Agreement in connection with entering into an agreement with respect to a superior proposal initially made during the Go-Shop Period under the circumstances contemplated by the Merger Agreement, provided that the Company pay to Parent a $8 million termination fee;

•	the Company Board’s ability to withdraw or modify its recommendation of the Offer and the Merger to the extent that the Company Board determines in good faith after consultation with its outside legal counsel that the failure to withdraw or modify such recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable law;

•	that the Merger Agreement contains a covenant that requires Purchaser to terminate the Offer and not accept any Shares pursuant thereto in the event that the Merger Agreement is terminated; and

•	the potential adverse effect on the Company of a probe of the market for alternative possible transactions prior to the signing of the Merger Agreement.

•	Appraisal Rights. The Company Board considered the availability of appraisal rights for holders of Shares who properly exercise their rights under the DGCL, which would give these stockholders the ability to seek to be paid a judicially determined appraisal of the “fair value” of their Shares following the consummation of the Merger Agreement. See “Appraisal Rights” beginning on page 30 for more information.

•	Support Agreement. The Support Agreement entered into by certain stockholders of the Company terminates in the event that Company terminates the Merger Agreement, which would permit those persons to support a transaction involving a superior proposal.

The Company Board also identified and considered a number of countervailing factors and risks to the Company and its stockholders relating to the Transactions and the Merger Agreement, including the following:

•	Lack of Participation in the Company’s Potential Upside. The Company Board considered the fact that, if the Transactions are consummated, the Company would no longer exist as an independent company, and the Company’s stockholders would no longer participate in any future growth and profits of the Company. The Company Board concluded that providing the Company’s stockholders the opportunity to sell their Shares at an attractive price currently was preferable to remaining as an independent public company in which the holders of such Shares would only have an uncertain and speculative potential for future gain.

•	Potential Inability to Complete the Transactions. The Company Board considered the possibility that the Transactions may not be completed and the potential adverse consequences to the Company if the Transactions are not completed, including the potential loss of customers, partners and employees, reduction of value offered by others to the Company in a future business combination, and erosion of customer, supplier, partner and employee confidence in the Company. The Company Board considered that such risks were mitigated by certain terms in the Merger Agreement, including the absence of significant required regulatory approvals (other than U.S. antitrust approval), the absence of any financing condition to Parent’s obligations to consummate the Transactions and that the Company’s remedies against Parent include the right to seek to require Parent to specifically perform its obligation to close the Transactions.

•

Termination Fee; Acquisition Proposals. The Company Board considered the risk that, although the Company has the right during the Go-Shop Period and under certain circumstances thereafter to enter into discussions or negotiations with potential acquirors, withdraw or modify the recommendation of the Company Board to the Company’s stockholders that they tender their Shares in the Offer or terminate the Merger Agreement, in each case subject to certain restrictions imposed by the Merger Agreement, the provisions of the Merger Agreement may have the effect of discouraging such acquisition proposals or making it less likely that the transactions related to such proposals would be negotiated or pursued, even if potentially more favorable to the Company’s stockholders than the Transactions. In addition, the Company Board considered the provisions of the Merger Agreement that, under specified circumstances relating to the presence of an alternative acquisition proposal after the Go-Shop Period or actions that may constitute a change of the recommendation of the Company Board, would require the Company to pay Parent a termination fee of $20 million.

•	Interim Operating Covenants. The Company Board considered the limitations imposed by the Merger Agreement on the conduct of the Company’s business during the pendency of the Transactions and the fact that these covenants may limit the Company’s ability to pursue business opportunities that may arise or take other actions it would otherwise take with respect to the operations of the Company during the pendency of the Transactions.

•	Taxes. The Company Board considered that the Transactions will generally be a taxable transaction to stockholders for U.S. federal income tax purposes. See Section 5 of the Offer to Purchase for a summary of certain U.S. federal income tax consequences of the Transactions to the Company’s stockholders.

•	Interests of the Company’s Directors and Executive Officers. The Company Board considered the potential additional or different interests of the Company’s directors and executive officers, as described in the section entitled “Arrangements between the Company and its Executive Officers, Directors and Affiliates” beginning on page 4.

The Company Board concluded that the potentially negative factors associated with the Transactions were outweighed by the benefits that it expected the Company’s stockholders would receive as a result of the Transactions. For the reasons described above, the Company Board unanimously approved the Transactions and recommended that the Company’s stockholders accept the Offer and tender their Shares to the Purchaser pursuant to the Offer and if required by the applicable provisions of Delaware law, adopt the Merger Agreement.

The preceding discussion of the information and factors considered by the Company Board is not intended to be exhaustive but includes the material factors considered by the Company Board. In view of the complexity and wide variety of factors considered by the Company Board in connection with its evaluation of the Transactions, the Company Board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the different factors that it considered in reaching its decision. In addition, in considering the factors described above, individual members of the Company Board may have given different weight to different factors. The Company Board considered the information available to it as a whole and overall considered the information and factors to be favorable to, and in support of, its determinations and recommendations.

Opinion of the Company’s Financial Advisor as of November 10, 2015.

Opinion of J.P. Morgan

Pursuant to an engagement letter dated August 28, 2015, the Company retained J.P. Morgan as its financial advisor in connection with a possible transaction, including the acquisition of all of the capital stock of the Company by way of a tender offer and merger.

At the meeting of the Company Board held on November 10, 2015, at which the Merger Agreement was approved, J.P. Morgan rendered to the Company Board its oral opinion, confirmed by delivery of a written opinion, dated November 10, 2015, to the effect that, as of such date and based upon and subject to the various factors, assumptions, qualifications and limitations set forth in its written opinion, the transaction consideration to be paid to the Company’s common stockholders in the transaction (sometimes referred to herein as the “Transaction”) comprised of the Offer and the Merger, taken together and not separately, of $3.60 per Share in cash was fair, from a financial point of view, to such stockholders. No limitations were imposed by the Company Board upon J.P. Morgan with respect to the investigations made or procedures followed by it in rendering its opinion.

The full text of the written opinion of J.P. Morgan dated November 10, 2015, which sets forth, among other things, the assumptions made, matters considered, and qualifications and any limitations on the opinion and the review undertaken by J.P. Morgan in connection with rendering its opinion, is attached as Annex B to this Schedule 14D-9 and is incorporated herein by reference. The summary of the opinion of J.P. Morgan set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion, and the Company’s stockholders are urged to read the opinion carefully and in its entirety. J.P. Morgan’s written opinion was addressed to the Company Board (in its capacity as such) in connection with and, for the purposes of its evaluation of the Transaction, was directed only to the fairness, from a financial point of view, of the transaction consideration to be paid to the Company’s common stockholders in the Transaction. J.P. Morgan has expressed no opinion as to the fairness of any consideration paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan. The opinion does not constitute a recommendation to any holder of the Company’s common stock as to whether such stockholder should tender its shares in the offer, or how such stockholder should vote with respect to the Merger or any other matter.

In arriving at its opinion, J.P. Morgan, among other things:

•	reviewed a draft of the Merger Agreement dated November 10, 2015 (the “Draft November 10 Agreement”);

•	reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates;

•	compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies J.P. Morgan deemed relevant and the consideration paid for such companies;

•	compared the financial and operating performance of the Company with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of the Company’s common stock and certain publicly traded securities of such other companies;

•	reviewed certain internal financial analyses and forecasts prepared by or at the direction of the management of the Company relating to its business; and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

J.P. Morgan also held discussions with certain members of the management of the Company and Parent with respect to certain aspects of the Transaction, the past and current business operations of the Company, the financial condition and future prospects and operations of the Company and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

J.P. Morgan, in giving its opinion, relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by the Company and Parent or otherwise reviewed by or for J.P. Morgan, and J.P. Morgan did not independently verify (nor did J.P. Morgan assume responsibility or liability for independently verifying) any such information or its accuracy or completeness. J.P. Morgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of the Company, Purchaser or Parent under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to it or derived therefrom, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts or the assumptions on which they were based. J.P. Morgan also assumed that the Transaction and the other transactions contemplated by the Merger Agreement will be consummated as described in the Merger Agreement and that the definitive Merger Agreement would not differ in any material respect from the Draft November 10 Agreement provided to J.P. Morgan before it rendered its oral opinion. J.P. Morgan also assumed that the representations and warranties made by the Company, Purchaser and Parent in the Merger Agreement and the related agreements were and will be true and correct in all respects material to J.P. Morgan’s analysis. J.P. Morgan is not a legal, regulatory or tax expert and relied on the assessments made by the advisors to the Company with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or on the contemplated benefits of the Transaction.

J.P. Morgan’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. Subsequent developments may affect J.P. Morgan’s opinion, and J.P. Morgan does not have any obligation to update, revise, or reaffirm such opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, of the transaction consideration to be paid to the Company’s common stockholders in the Transaction, and J.P. Morgan has expressed no opinion as to the fairness of any consideration paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the transaction consideration to be paid to the Company’s stockholders in the Transaction, or with respect to the fairness of any such compensation.

Prior to the date of the opinion, J.P. Morgan was not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of the Company or any other alternative transaction.

The terms of the Merger Agreement, including the transaction consideration, were determined through arm’s length negotiations between the Company and Parent, and the decision to enter into the Merger Agreement was solely that of the Company Board and the board of directors of Parent. J.P. Morgan’s opinion and financial analyses were only one of the many factors considered by the Company Board in its evaluation of the Transaction and should not be viewed as determinative of the views of the Company Board or management with respect to the Transaction or the transaction consideration.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methods in rendering its opinion. The following is a summary of the material financial analyses utilized by J.P. Morgan in rendering its opinion to the Company Board on November 10, 2015 and contained in the presentation delivered to the Company Board on such date in connection with the rendering of such opinion, and does not purport to be a complete description of the analyses or data presented by J.P. Morgan. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone and, in order to fully understand the financial analyses used by J.P. Morgan, the tables must be read together with the full text of each summary. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s financial analyses.

52-Week Historical Trading Range

For reference purposes only and not as a component of its fairness analysis, J.P. Morgan reviewed the trading range of the Shares for the 52-week period ended November 10, 2015, which was $2.03 per Share to $6.12 per Share, and compared that to (a) the closing price of $2.18 per Share on November 10, 2015, and (b) the transaction consideration of $3.60 per Share.

Equity Research Analyst Price Targets

For reference purposes only and not as a component of its fairness analysis, J.P. Morgan also reviewed the publicly available price targets of seven (7) research analysts for the Company providing such price targets and noted that the price targets ranged from $2.00 to $5.00 per Share (with a median of $3.00 per Share and a mean of $3.32 per Share), as compared to (A) the closing price of the Shares of $2.18 on November 10, 2015, and (B) the transaction consideration of $3.60 per Share.

Leveraged Buyout Analysis

For reference purposes only and not as a component of its fairness analysis, J.P. Morgan performed a leveraged buyout analysis of the Company to estimate the price per Share that a potential financial buyer might be willing to pay in connection with an acquisition of the Company. For purposes of this analysis, J.P. Morgan assumed the financial buyer would complete the transaction on December 31, 2015 and exit the investment on December 31, 2020, target an internal rate of return ranging from 20.0% to 25.0%, incur debt financing to fund the acquisition at a multiple of 3.5x the Company’s 2015 earnings before interest, taxes, depreciation and amortization (“EBITDA”) (excluding stock-based compensation expense), and 4.8x, including in the debt financing the assumption of the Company’s tax-adjusted unfunded pension liabilities (tax-effected at the Company’s effective tax rate), the Company’s 2015 earnings before interest, taxes, depreciation and amortization (excluding stock-based compensation expense) and adjusted to exclude the expenses associated with the Company’s unfunded pension liabilities (“EBITDAP”) and use Company cash on hand. To estimate the value of the Company at exit on December 31, 2020, J.P. Morgan applied an implied firm value (which is referred to as “FV”) to EBITDAP multiple range of 6.5x to 7.5x which implied a FV/EBITDA multiple range of approximately 5.7x to 6.8x. J.P. Morgan included in the amount of the Company’s current debt outstanding to be redeemed at the closing of a leveraged buyout transaction, the prepayment penalty costs associated with redeeming certain of the Company’s debt outstanding upon a change of control of the Company, per the information provided by the Company’s management. In addition, J.P. Morgan assumed the Company’s fully diluted shares outstanding to be acquired at the closing of a leveraged buyout transaction, included certain Company RSUs that vest immediately only upon a change of control of the Company, per the information provided by the Company’s management. Based on the foregoing, this analysis indicated an implied per share equity value for the Shares, rounded to the nearest $0.05, of $0.20 to $2.85.

The above range of implied per Share equity values for the Company was compared to the transaction consideration of $3.60 per Share.

Public Trading Multiples

Using publicly available information, J.P. Morgan compared selected financial data of the Company with similar data for selected publicly traded large-cap, regional and natural/high growth store chains that have operations, products and end markets similar to the Company. The companies selected by J.P. Morgan were as follows:

Large-Cap	Regional	Natural/High Growth
The Kroger Co.	Ingles Markets, Incorporated	Whole Foods Market, Inc.
Koninklijke Ahold NV	SpartanNash Company	Sprouts Farmers Market, Inc.
Delhaize Group SA	Weis Markets, Inc.	Smart & Final Stores, Inc.
Supervalu Inc.	Village Super Market, Inc.	The Fresh Market, Inc.
Natural Grocers by Vitamin Cottage, Inc.
Fairway Group Holdings Corp.

None of the selected companies reviewed is identical to the Company and certain of these companies may have characteristics that are materially different from those of Company. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of the Company. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect their comparability to the Company.

In all instances, multiples were based on closing stock prices on November 10, 2015. For each of the following analyses performed by J.P. Morgan, estimated financial data for the selected companies were based on the selected companies’ filings with the Securities and Exchange Commission and information J.P. Morgan obtained from FactSet Research Systems and publicly available equity research analysts’ median estimates.

J.P. Morgan calculated and analyzed the ratios of each selected company’s FV to median equity research analysts’ estimates for the periods ending December 31, 2016 and 2017 for EBITDA, which are referred to as “2016E FV/EBITDA” and “2017E FV/EBITDA,” respectively. J.P. Morgan also calculated and analyzed the ratios of each selected company’s FV to median equity research analysts’ estimates for the periods ending December 31, 2016 and 2017 for EBITDAP, which are referred to as “2016E FV/EBITDAP” and “2017E FV/EBITDAP,” respectively. The EBITDAP of each company was obtained by excluding from the estimated EBITDA, the estimated expense associated with unfunded pension plans assumed to be equal to the most recent publicly disclosed annual net periodic benefit cost minus service cost. For purposes of these analyses, the FV of each company was obtained by adding its most recent publicly disclosed debt, and for FV/EBITDAP purposes, if applicable, the tax-adjusted unfunded pension liabilities (assuming the company’s effective tax rate), and non-controlling interest (if any), and subtracting the most recent publicly disclosed cash and cash equivalents balance from, the fully-diluted market value of its common equity as of November 10, 2015. The following table presents the results of this analysis:

	High	Low	Median	Mean
Large-Cap
2016E FV/EBITDA	8.1x	5.2x	6.7x	6.7x
2017E FV/EBITDA	7.6x	5.0x	6.4x	6.3x

Regional
2016E FV/EBITDA	9.5x	6.6x	8.0x	8.0x
2017E FV/EBITDA	8.9x	6.4x	7.6x	7.6x

Natural/High Growth
2016E FV/EBITDA	11.6x	6.2x	8.0x	8.2x
2017E FV/EBITDA	9.9x	5.8x	7.2x	7.4x

	High	Low	Median	Mean
Large-Cap
2016E FV/EBITDAP	8.0x	5.7x	6.7x	6.8x
2017E FV/EBITDAP	7.6x	5.4x	6.4x	6.5x

Regional
2016E FV/EBITDAP	9.5x	6.6x	8.0x	8.0x
2017E FV/EBITDAP	8.9x	6.4x	7.6x	7.6x

Natural/High Growth
2016E FV/EBITDAP	11.6x	6.2x	8.2x	8.3x
2017E FV/EBITDAP	9.9x	5.8x	7.4x	7.5x

Based on the above analysis, J.P. Morgan then derived a 2016E FV/EBITDA reference range of 5.5x to 6.5x, a 2017E FV/EBITDA reference range of 5.0x to 6.0x, a 2016E FV/EBITDAP reference range of 6.5x to 7.5x and a 2017E FV/EBITDAP reference range of 6.0x to 7.0x, and applied such multiple reference ranges to EBITDA and EBITDAP estimates for the Company for fiscal year 2016 and fiscal year 2017, per the non-public, internal financial forecasts prepared by the Company’s management included in “Financial Projections” beginning on page 36. J.P. Morgan excluded in the amount of the Company’s debt outstanding, the prepayment penalty costs associated with redeeming certain of the Company’s debt outstanding upon a change of control of the Company, per the information provided by the Company’s management. In addition, J.P. Morgan assumed the Company’s fully diluted shares outstanding excluded certain RSUs which vest immediately only upon a change of control of the Company per the information provided by the Company’s management. As a result of such analysis, J.P. Morgan obtained the following ranges of implied per Share equity values for the Company (resulting per unit values were in all cases rounded to the nearest $0.05 per unit), in each case as compared to the transaction consideration of $3.60 per Share.

Valuation Basis	Low ($)	High($)
2016E FV/EBITDA	1.15	3.65
2017E FV/EBITDA	1.35	4.10
2016E FV/EBITDAP	0.75	3.35
2017E FV/EBITDAP	1.15	4.05

Selected Transaction Analysis

Using publicly available information, J.P. Morgan examined selected transactions involving businesses which J.P. Morgan judged to be sufficiently relevant to the Company’s business or aspects thereof, focusing on transactions involving food retail companies. For each of the selected transactions, J.P. Morgan calculated, to the extent information was publicly available, the FV divided by the EBITDA of the target or the target business for the latest publicly available twelve month period immediately preceding the announcement of the respective transaction (the “FV/LTM EBITDA”). The food retail companies transactions considered and the month and year each transaction was announced were as follows:

Transaction	Announcement Date
Koninklijke Ahold NV’s acquisition of Delhaize Group SA	June 2015

Albertsons LLC’s acquisition of Safeway Inc.	March 2014

Spartan Stores, Inc.’s acquisition of Nash Finch Co.	July 2013

The Kroger Co.’s acquisition of Harris Teeter Supermarkets Inc.	July 2013

Sobeys Inc.’s acquisition of Canada Safeway Ltd.	June 2013

Transaction	Announcement Date
Cerberus Capital Management LP’s acquisition of SuperValu Inc. (30% stake)	January 2013

Cerberus Capital Management LP’s acquisition of SuperValu Inc. / New Albertson’s Inc.	January 2013

Bi-Lo Holdings LLC’s acquisition of Winn-Dixie Stores Inc.	December 2011

Leonard Green & Partners LP’s / CVC Capital Partners SICAV’s acquisition of BJ’s Wholesale Club Inc.	June 2011

The Yucaipa Cos LLC’s acquisition of Great Atlantic & Pacific Tea Co Inc. (37% stake)	July 2009

Leonard Green & Partners LP’s acquisition of Whole Foods Market Inc. (17% stake)	November 2008

Great Atlantic & Pacific Tea Co Inc.’s acquisition of Pathmark Stores Inc.	March 2007

Whole Foods Market Inc.’s acquisition of Wild Oats Markets Inc.	February 2007

Apollo Global Management LLC’s acquisition of Smart & Final Inc.	February 2007

Sun Capital Partners Inc.’s acquisition of Marsh Supermarkets Inc.	April 2006

Management’s acquisition of Foodarama Supermarkets	February 2006

Supervalu Inc.’s acquisition of Albertsons LLC	January 2006

Certified Grocer’s Midwest Inc.’s acquisition of Piggly Wiggly Corporation (Midwest)	December 2005

The Yucaipa Cos LLC’s acquisition of Pathmark Stores Inc. (40% stake)	March 2005

Lone Star Global Acquisitions Ltd’s acquisition of Bi-Lo Holdings LLC/ Bruno’s Supermarkets, Inc.	December 2004

Albertsons LLC’s acquisition of Shaw’s Supermarkets Inc. & Star Markets Company, Inc.	March 2004

Willis Stein & Partners LP’s acquisition of Roundy’s Supermarkets Inc.	April 2002

Roundy’s Supermarkets Inc.’s acquisition of The Copps Corp.	May 2001

Piggly Wiggly Corporation (Midwest)’s acquisition of Dick’s Supermarkets Inc.	April 2001

Of the selected transactions, the FV/LTM EBITDA multiple ranged from a high of 13.5x, a low of 3.9x, a mean of 7.2x and a median of 6.6x. Based on the above analysis, J.P. Morgan then derived a FV/2015E EBITDA multiple reference range of 6.0x to 7.0x and applied such multiple reference range to the EBITDA estimate for the Company for the twelve months ending December 31, 2015 per the non-public, internal financial forecasts prepared by the Company’s management included in “Financial Projections” beginning on page 36. J.P. Morgan included in the amount of the Company’s current debt outstanding, the prepayment penalty costs associated with redeeming certain of the Company’s debt outstanding upon a change of control of the Company, per the information provided by the Company’s management. In addition, J.P. Morgan assumed the Company’s fully diluted shares outstanding included certain Company RSUs that vest immediately only upon a change of control of the Company, per the information provided by the Company’s management. The analysis resulted in the following range of implied per share equity values for the Company (resulting per unit values were in all cases rounded to the nearest $0.05 per unit), as compared to the transaction consideration of $3.60 per share:

Valuation Basis	Low	High
FV/2015E EBITDA	$0.35	$2.45

Discounted Cash Flow Analysis

J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining an implied fully diluted equity value per Share. A discounted cash flow analysis is a method of evaluating an asset using estimates of the future unlevered free cash flows generated by the asset and taking into consideration the time value of money with respect to those future cash flows by calculating their “present value.” The “unlevered free cash flows” refers to a calculation of the future cash flows of an asset without including in such calculation any debt servicing costs. J.P. Morgan treated stock-based compensation as a cash expense in the unlevered free cash flow calculation for purposes of its discounted cash flow analysis, as stock-based compensation was viewed as a true economic expense of the business. “Present value” refers to the current value of one or more future cash payments from the asset, which is referred to as that asset’s cash flows, and is obtained by discounting those cash flows back to the present using a discount rate that takes into account macro-economic assumptions and estimates of risk, the opportunity cost of capital, capitalized returns and other appropriate factors. “Terminal value” refers to the capitalized value of all cash flows from an asset for periods beyond the final forecast period.

“Unlevered free cash flows” for the Company from the beginning of fiscal year 2016 through the end of fiscal year 2025 were calculated based on the Company forecasts provided by Company management, as earnings before interest and taxes, including cash payments related to unfunded pension liabilities, minus taxes, plus depreciation and amortization, minus capital expenditures, minus any increase in net working capital and plus or minus other cash flow items, as applicable (“non-pension-adjusted” discounted cash flow analysis). J.P. Morgan also calculated “Unlevered free cash flows” for the Company from the beginning of fiscal year 2016 through the end of fiscal year 2025, based on the Company forecasts provided by Company management, as earnings before interest and taxes, excluding cash payments related to unfunded pension liabilities, minus taxes, plus depreciation and amortization, minus capital expenditures, minus any increase in net working capital and plus or minus other cash flow items, as applicable (“pension-adjusted” discounted cash flow analysis).

J.P. Morgan also calculated a range of terminal values for the Company at December 31, 2025 by applying perpetual growth rates ranging from 1.5% to 2.5%. The unlevered free cash flows and range of terminal values for the Company were then discounted to present values using a discount rate range of 9.5% to 10.5%, which range was chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of the Company. The present value of the Company calculation was adjusted for net debt as of July 4, 2015. The non-pension-adjusted discounted cash flow analysis excluded from the net debt as of July 4, 2015 the Company’s tax-adjusted unfunded pension liabilities (tax-effected at the Company’s effective tax rate). The pension-adjusted discounted cash flow analysis included in the net debt as of July 4, 2015 the Company’s tax-adjusted unfunded pension liabilities (tax-effected at the Company’s effective tax rate). J.P. Morgan excluded from the amount of the Company’s debt outstanding the prepayment penalty costs associated with redeeming certain of the Company’s debt outstanding upon a change of control of the Company, per the information provided by the Company’s management. In addition, J.P. Morgan assumed the Company’s fully diluted shares outstanding excluded certain Company RSUs that vest only upon a change of control of the Company, per the information provided by the Company’s management. These analyses were used to derive a range of implied fully diluted per Share equity values for the Company as follows (resulting per Share values were in all cases rounded to the nearest $0.05 per Share), as compared to the transaction consideration of $3.60 per Share:

Implied Equity Value Per Share
The Company (non-pension-adjusted)	$0.30 - $3.50
The Company (pension-adjusted)	$0.00 - $1.10

Miscellaneous

The foregoing summary of certain financial analyses does not purport to be a complete description of the analyses or data presented to the Company Board by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole and the narrative description of the analyses, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of the Company. The order of analyses described does not represent the relative importance or weight given to those analyses by J.P. Morgan. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion. Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold. None of the selected companies reviewed as described in the above summary is identical to the Company, and none of the selected transactions reviewed was identical to the Transaction. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of the Company. The transactions selected were similarly chosen because their participants, size and other factors, for purposes of J.P. Morgan’s analysis, may be considered similar to the Transaction. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the comparability of the companies compared to the Company and the transactions compared to the Transaction.

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. J.P. Morgan was selected to advise the Company with respect to the Transaction on the basis of, among other things, such experience and its qualifications and reputation in connection with such matters and its familiarity with the Company and the industries in which it operates.

J.P. Morgan has acted as financial advisor to the Company and will receive a transaction fee from the Company of approximately $8 million, $1 million of which was payable upon the later of the public announcement of the Transaction or the delivery by J.P. Morgan of its opinion, and the remainder of which is payable contingent upon closing of the proposed merger. J.P. Morgan may also receive an additional fee of approximately $2 million from the Company upon closing of the proposed merger at the sole discretion of the Company. In addition, the Company has agreed to reimburse J.P. Morgan for its reasonable expenses incurred in connection with its services, including the reasonable fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities, arising out of J.P. Morgan’s engagement.

During the two years preceding the date of its opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with the Company and Parent, for which J.P. Morgan and such affiliates have received customary compensation. Such services during such period have included acting as joint bookrunner on the Company’s offering of debt securities in December 2013, as joint bookrunner on the Company’s offering of equity securities in February 2014, as lead left bookrunner and arranger on the Company’s revolving credit facility in March 2014, as joint lead arranger and joint bookrunner on the Company’s term loan in March 2014, and as financial advisor to Harris Teeter Supermarkets, Inc. (“Harris Teeter”) on its sale to Parent in January 2014. During such period, J.P. Morgan and its affiliates have provided treasury services to the Company and asset management services to Parent for customary compensation. In addition, J.P. Morgan’s commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of the Company, for which it receives customary compensation or other financial benefits. During the preceding two year period ending on November 10, 2015, J.P. Morgan received approximately $3 million in fees from the Company and approximately $1 million in fees from Parent (which number does not include approximately $19 million paid to J.P. Morgan by Parent in January 2014 on behalf of J.P. Morgan’s client Harris Teeter in connection with the closing of such acquisition per the agreed transaction closing mechanics between Harris Teeter and Parent). J.P. Morgan and its affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of Parent and none of the outstanding common stock of the Company. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities of the Company or Parent for their own account or for the accounts of customers and, accordingly, J.P. Morgan may at any time hold long or short positions in such securities.

Intent to Tender.

To the knowledge of the Company, each executive officer and director of the Company currently intends to tender or cause to be tendered, pursuant to the Offer, all Shares held of record or beneficially owned by such executive officer or director.

Item 5.	Person/Assets Retained, Employed, Compensated or Used.

Information pertaining to the retention of J.P. Morgan in Item 4. “— Opinion of the Company’s Financial Advisor as of November 10, 2015” is incorporated herein by reference.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders on its behalf with respect to the Offer or the Merger.

Item 6.	Interest in Securities of the Subject Company.

No transactions with respect to Shares have been effected by the Company or, to the knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9, except with respect to the Support Agreement.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9, (i) the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (a) a tender offer for or other acquisition of the Company’s securities by the Company, any of its subsidiaries, or any other person; (b) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (d) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company and (ii) there are no transactions, board resolutions or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (i) of this Item 7.

Pursuant to Section 6.2 of the Merger Agreement, during the Go-Shop Period, the Company and its subsidiaries and their respective directors, officers or other employees, controlled affiliates, or any investment banker, attorney, accountant or other agent or representative retained by any of them (collectively, “Representatives”) shall have the right to (i) initiate, solicit and encourage any inquiry or the making of any proposal or offer that constitutes an Acquisition Proposal, including by providing information (including non-public information and data) regarding, and affording access to the business, properties, assets, books, records and personnel of, the Company and its subsidiaries to any person pursuant to (x) a confidentiality agreement entered into by such person containing confidentiality terms that are no more favorable in the aggregate to such person than those contained in the NDA, except with regard to standstill provisions (unless the Company offers to amend the NDA to reflect such more favorable terms), or (y) to the extent applicable, the confidentiality agreement entered into with such Person prior to the date of this Agreement (any such confidentiality agreement, an “Acceptable Confidentiality Agreement”); provided that the Company shall promptly (and in any event within 24 hours) make available to Parent any non-public information concerning the Company or its Subsidiaries that is provided to any Person given such access that was not previously made available to the Parent, and (ii) engage in, enter into or otherwise participate in any discussions or negotiations with any Persons or group of Persons with respect to any Acquisition Proposals and cooperate with or assist or participate in or facilitate any such inquiries, proposals, discussions or negotiations or any effort or attempt to make any Acquisition Proposals. No later than one (1) Business Day after the No-Shop Period Start Date, the Company shall notify Parent in writing of the identity of each Person or group of Persons from whom the Company received a written Acquisition Proposal after the execution of this Agreement and prior to the No-Shop Period Start Date and provide to Parent (x) a copy of any Acquisition Proposal made in writing and any other written material terms or proposals provided (including financing commitments) to the Company or any of its Subsidiaries, (y) the identity of the Person or Persons making such Acquisition Proposal and (z) a written summary of the material terms of any Acquisition Proposal not made in writing (including any terms proposed orally or supplementally).

Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the two preceding paragraphs.

Item 8.	Additional Information.

Top-Up Option.

Subject to the terms and conditions of the Merger Agreement, the Company has granted Purchaser an option (the “Top-Up Option”) to purchase, at a price per share equal to the Offer Price, that number of Shares (the “Top-Up Option Shares”) equal to the lowest number of Company Shares that, when added to the number of Company Shares beneficially owned by Parent and/or Purchaser at the time of such exercise, shall constitute 100 Company Shares more than 90% of the sum of: the total number of Company Shares outstanding immediately after the issuance of the Top-Up Option Shares (the “Short-Form Threshold”) (assuming the issuance of the Top-Up Option Shares) at a price per Share equal to the Offer Price. The Top-Up Option is not exercisable (i) if the Merger can be effected pursuant to Section 251(h) of the DGCL; (ii) unless immediately after such exercise and the issuance of Company Shares pursuant thereto, Purchaser would own more than the Short-Form Threshold; (iii) for a number of Company Shares in excess of the Company’s then authorized and unissued Company Shares (treating any Company Shares held in the treasury of the Company as unissued) or (iv) if any applicable Law (as defined in the Merger Agreement) or any applicable Order (as defined in the Merger Agreement) shall prohibit the exercise of the Top-Up Option or the delivery of the Top-Up Option Shares.

The exercise price for the Top-Up Option may be paid by Purchaser, at its election, either (A) entirely in cash or (B) in a cash amount equal to the aggregate par value of the Top-Up Option Shares and by executing and delivering to the Company a promissory note, which shall have full recourse against Parent and Purchaser, having a principal amount equal to the remainder of such purchase price. The promissory note shall bear interest at a rate per annum equal to the prime lending rate prevailing during the period in which any portion of the principal amount of such promissory note remains outstanding and may be repaid without premium or penalty. Such promissory note shall have no other material terms.

Stockholder Approval Not Required.

If Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the Company’s stockholders in accordance with Section 253 or Section 251(h) of the DGCL, as applicable. The Company Board has approved the Merger Agreement and the Transactions, including the Offer and the Merger, in accordance with the DGCL. Under Section 253 of the

DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares entitled to vote (whether by meeting of Company stockholders or otherwise) on the adoption of the Merger Agreement, Purchaser will be able to effect the Merger after consummation of the Offer without a vote by Company stockholders. Additionally, under Section 251(h) of the DGCL and subject to certain statutory provisions, if Purchaser acquires, pursuant to the Offer or otherwise, at least the number of Shares that would otherwise be required to approve the Merger, and the other stockholders receive the same consideration for their Shares as was payable in the Offer, Purchaser can effect the Merger without the approval of the Company’s other stockholders. If the Merger is effected, (i) Company stockholders who do not tender their Shares in the Offer will be entitled to appraisal rights under the DGCL, provided that the relevant requirements under the DGCL have been satisfied, and (ii) Company stockholders who do not validly exercise appraisal rights under the DGCL will receive the same cash consideration for their Shares following consummation of the Merger as was payable in the Offer.

Appraisal Rights.

Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Effective Time who have not properly tendered their Shares in the Offer and who otherwise comply with the applicable procedures under Section 262 of the DGCL, will be entitled to appraisal rights for the “fair value” of their Shares in accordance with Section 262 of the DGCL.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Solicitation/Recommendation Statement as Annex C. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights.

Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, which is attached hereto as Annex C, particularly the procedural steps required to perfect such rights. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten (10) days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex C carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

Stockholders who tender Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather will receive the Offer Price.

This summary of appraisal rights under the DGCL is qualified in its entirety by reference to Section 262 of the DGCL, which is attached hereto as Annex C.

Under the DGCL, if the Merger is effected, holders of Shares immediately prior to the Effective Time and who (i) did not tender such Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have such Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, as determined by such court. Any such judicial determination of the “fair value” of such Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. Stockholders should recognize that the “fair value” could be greater than, less than or the same as the Offer Price or the merger consideration. Moreover, Purchaser may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of such Shares is less than the price paid in the Offer and the Merger.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL with respect to Shares held immediately prior to the Effective Time, such stockholder must do all of the following:

•	within the later of the consummation of the Offer, which shall occur on the date on which acceptance and payment for Shares occurs, and 20 days after the date of mailing of this notice (which date of mailing is December 9, 2015), deliver to the Company at the address indicated below, a demand in writing for appraisal of such Shares, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such Shares in the Offer; and

•	continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time.

All written demands for appraisal should be addressed to:

Roundy’s, Inc.

875 East Wisconsin Avenue

Milwaukee, Wisconsin 53202

Telephone: (414) 231-5000

Attention: Group Vice President—Legal, Risk & Treasury

If the Merger is consummated pursuant to Section 251(h) of the DGCL, Parent will cause the Surviving Corporation to deliver an additional notice of the effectiveness date of the Merger to all stockholders of the Company who delivered a written demand to the Company pursuant to the first bullet above within ten (10) days of the closing of the Merger, as required by Section 262(d)(2) of the DGCL. However, only stockholders who have provided notice in accordance with the first bullet above will receive such notice of the effective date. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets) will be deemed to be a waiver or a termination of your appraisal rights.

Written Demand by the Record Holder

The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is otherwise entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and demanded appraisal of such Shares. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to, and has no present intention to, file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within ten (10) days after a written request therefor has been received by the Surviving Corporation or within ten (10) days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in the preceding paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the Register in Chancery of the Court of Chancery of the State of Delaware (the “Delaware Register in Chancery”) a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the

Verified List. Such notice will also be published at least one (1) week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder.

Determination of Fair Value.

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price or the merger consideration and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price (which is equivalent to the merger consideration) is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery. Neither Parent nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and Parent and the Company reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price or the merger consideration.

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Delaware Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated Shares forthwith, and in the case of holders of Shares represented by certificates upon the surrender to the Surviving Corporation of such stockholder’s certificates. The Delaware Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable in the circumstances. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of an order, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date or time prior to the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration. A stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the Merger Consideration.

At any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the Merger; after this period, the stockholder may withdraw such stockholder’s demand for appraisal only with the consent of the Company. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholders’ rights to appraisal shall cease, and all holders of Shares will be entitled to receive the merger consideration. Inasmuch as the Company has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to the Company a written withdrawal of its demand for appraisal and acceptance of the merger consideration, except that (i) any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of the Company and (ii) no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, notwithstanding the foregoing, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder’s demand for appraisal and accept the terms offered in the Merger within 60 days after the Effective Time.

If you wish to exercise your appraisal rights, you must not tender your Shares in the Offer and must strictly comply with the procedures set forth in Section 262 of the DGCL. If you tender your Shares in the Offer or fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex C to this Schedule 14D-9.

Anti-Takeover Statute.

Section 203 of the DGCL prevents certain “business combinations” with an “interested stockholder” (generally, any person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three (3) years following the time such person became an interested stockholder, unless, among other things, prior to becoming an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction pursuant to which the person became an interested stockholder. The Company Board approved the Offer and the Merger for purposes of Section 203 of the DGCL, and Parent and Purchaser have represented in the Merger Agreement that neither is an “interested stockholder.” The Offer is therefore not subject to the restrictions on “business combinations” under Section 203 of the DGCL. Many other states have also adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated or have substantial assets, stockholders, principal executive offices or principal places of business in such states or whose business operations otherwise have substantial economic effects in such states. In the event it is asserted that any such provisions apply to the Offer or the Merger, we may be required to file certain documents with, or receive approvals from, the relevant state authorities.

The Company is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations. If any government official or third party should seek to apply any such state takeover law to the Offer or the Merger or other business combination between Parent or any of its affiliates and the Company, each of Parent and the Company will take such action as then appears desirable to cause such state takeover law to be inapplicable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Parent might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Parent might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or completing the Offer or the Merger. In such case, Parent may not be obligated to accept for payment or pay for any tendered Shares.

Regulatory Approvals.

Antitrust

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules and regulations promulgated thereunder by the U.S. Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Parent by virtue of Purchaser’s acquisition of Shares in the Offer (and the Merger).

Under the HSR Act, the acquisition of Shares pursuant to the Offer may not be completed until the expiration of a fifteen calendar day waiting period following the filing of certain required information and documentary material concerning the Offer (and the Merger) with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. The parties are each preparing and will promptly file their respective Premerger Notification and Report form with the FTC and Antitrust Division in connection with the Offer. Under the HSR Act, the required waiting period will expire at 11:59 PM, New York time, on the fifteenth calendar day after the filing by Parent, unless earlier terminated by the FTC and the Antitrust Division, or if Parent receives a Request For Additional Information and Documentary Material (“Second Request”) from the Antitrust Division or the FTC. If, within the initial fifteen day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material concerning the Offer, the waiting period will be extended through the tenth day after the date of substantial compliance by Parent, unless the FTC and the Antitrust Division terminate the additional ten-day waiting period before its expiration. Although the Company is also required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither the Company’s failure to make its filing nor comply with a Second Request in a timely manner will extend the waiting period with respect to the purchase of the Shares in the Offer (and the Merger). If either the fifteen day or ten day waiting period expires on a Saturday, Sunday or federal holiday, then the waiting period is extended until 11:59 p.m. of the next day that is not a Saturday, Sunday, or federal holiday. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period could be extended only by court order or with Parent’s consent. Complying with a Second Request may take a significant amount of time.

The FTC and the Antitrust Division will consider the legality under the U.S. antitrust laws of Parent’s proposed acquisition of Shares pursuant to the Offer. At any time before or after Parent’s acquisition of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that Parent’s purchase of Shares would violate the U.S. antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including (i) seeking a court order to enjoin the purchase of Shares pursuant to the Offer; (ii) requiring the divestiture of Shares purchased in the Offer and the Merger; or (iii) requiring the divestiture of substantial assets of Parent, the Company, or any of their respective subsidiaries or affiliates. State attorneys general and private parties may also bring legal action challenging consummation of the Offer and Merger under both state and federal antitrust laws, under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

Each of the Company and Parent intend to promptly file a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the Offer.

Golden Parachute Payments.

Pursuant to Item 402(t) of Regulation S-K, the Company is required to provide certain information about “golden parachute payments.” That information is set forth in Item 3 of this Schedule 14D-9 and is incorporated herein by reference.

Annual Reports.

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the fiscal year ended January 3, 2015.

Financial Projections.

The Company generally does not make forecasts as to future performance, earnings or other results publicly available in the ordinary course of business due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, the Company is including certain unaudited prospective financial information in this Schedule 14D-9 to provide the Company’s stockholders access to a summary of certain non-public unaudited prospective financial information that was made available to the Company Board, J.P. Morgan, Parent and Purchaser. The unaudited prospective financial information was not prepared with a view toward public disclosure, and the inclusion of such information should not be regarded as an indication that any of the Company, its financial advisors or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results. The unaudited prospective financial information is not included in this Schedule 14D-9 in order to influence any stockholder to make any investment decision with respect to the Offer or the Merger, including whether to tender Shares in the Offer or whether to seek appraisal rights with respect to the Shares.

While presented with numerical specificity, the unaudited prospective financial information reflects numerous estimates and assumptions with respect to matters such as industry performance and competition, general business, economic and geopolitical conditions and additional matters specific to the Company’s business, all of which are difficult to predict and many of which are beyond the Company’s control. The unaudited prospective financial information was, in general, prepared primarily for internal use and is subjective in many respects. As a result, there can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated. Since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year. The Company’s stockholders are urged to review the Company’s most recent SEC filings for a description of risk factors with respect to the Company’s business. See Item 8 under the heading “— Forward-Looking Statements.” The unaudited prospective financial information was not prepared with a view toward complying with United States generally accepted accounting principles, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability. The report of the Company’s independent registered public accounting firm contained in the Company’s Annual Report on Form 10-K for the fiscal year ended January 3, 2015 relates to the Company’s historical financial information. It does not extend to the unaudited prospective financial information and should not be read to do so. Furthermore, the unaudited prospective financial information does not take into account any circumstances or events actually occurring after the date it was prepared.

The following table presents selected unaudited prospective financial information for the fiscal years ending 2016 through 2019, which information summarizes information that was provided by the Company’s management to Parent and Purchaser. Only one set of financial projections was provided by Company management to such persons.

Fiscal Year End (dollars in millions, all amounts represent continuing operations)	2015	2016	2017	2018	2019
Total Sales	3,950	4,166	4,383	4,611	4,890
EBITDA	116	130	144	161	183
EBITDA including stock based compensation expense	110	123	137	154	177
EBITDA including stock based compensation expense margin	2.8%	3.0%	3.1%	3.3%	3.6%

The Company’s filings with the SEC are available at www.sec.gov. No representation is made by the Company or any other person to any stockholder of the Company regarding the ultimate performance of the Company compared to the information included in the above unaudited prospective financial information. The inclusion of unaudited prospective financial information in this Schedule 14D-9 should not be regarded as an indication that such prospective financial information will be an accurate prediction of future events, and they should not be relied on as such. In light of the foregoing factors and the uncertainties inherent in the unaudited prospective financial information, the Company’s stockholders are cautioned not to place undue, if any, reliance on such financial information.

THE COMPANY DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE ABOVE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH UNAUDITED PROSPECTIVE FINANCIAL INFORMATION ARE NO LONGER APPROPRIATE.

Forward-Looking Statements.

This Schedule 14D-9 and the materials incorporated by reference herein contain certain forward-looking statements within the meaning of the federal securities laws. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Such forward-looking statements include the ability of Parent and the Company to complete the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions to the consummation of the Offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the Offer and the subsequent Merger; uncertainties as to how many of the Company’s stockholders will tender their Shares in the Offer; the possibility that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Offer or the Merger; the effects of disruption from the transactions on the Company’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; other risks and uncertainties pertaining to the business of the Company detailed in its filings with the SEC from time to time, including the Company’s most recent Annual Report on Form 10-K for the fiscal year ended January 3, 2015. The reader is cautioned not to rely unduly on these forward-looking statements. Parent and the Company expressly disclaim any intent or obligation to update or revise publicly these forward-looking statements except as required by law.

Item 9.	Exhibits.

The following Exhibits are attached hereto:

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated November 19, 2015 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO of Parent and Purchaser filed on November 19, 2015).

(a)(1)(B)	Form of Letter of Transmittal (including IRS Form W-9) (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO of Parent and Purchaser filed on November 19, 2015).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO of Parent and Purchaser filed on November 19, 2015).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO of Parent and Purchaser filed on November 19, 2015).

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO of Parent and Purchaser filed on November 19, 2015).

(a)(1)(F)	Form of Summary Advertisement published in Investor’s Business Daily on November 19, 2015 (incorporated herein by reference to Exhibit (a)(1)(G) to the Schedule TO of Parent and Purchaser filed on November 19, 2015).

(a)(5)(A)	Letter to stockholders of the Company, dated November 19, 2015 (included as Annex A hereto).

Exhibit No.	Description
(a)(5)(B)	Opinion of J.P. Morgan Securities LLC (included as Annex B hereto).

(e)(1)	Agreement and Plan of Merger, dated as of November 10, 2015, by and among Parent, Purchaser, and the Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company with the SEC on November 12, 2015).

(e)(2)	Tender and Support Agreement, dated as of November 10, 2015, by and among Parent, Purchaser and affiliates of Willis Stein (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company with the SEC on November 12, 2015).

(e)(3)	Press release, dated as of November 11, 2015, regarding the Merger Agreement (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company with the SEC on November 12, 2015).

(e)(4)	Confidentiality Agreement dated August 10, 2015 between the Company and Parent (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO of Parent and Purchaser filed on November 19, 2015).

(e)(5)	Form of Indemnification Agreement for directors and executive officers. (incorporated by reference to Exhibit 10.37 to the registrant’s Post-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 dated February 10, 2012 in Commission File No. 333-178311).

(e)(6)	Second Amended and Restated Certificate of Incorporation of Roundy’s, Inc. (incorporated by reference to Exhibit 10.1 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 dated January 26, 2012 in Commission File No. 333-178311).

(e)(7)	Amended and Restated By-laws of Roundy’s, Inc. (incorporated by reference to Exhibit 10.1 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 dated January 26, 2012 in Commission File No. 333-178311).

(e)(8)	Form of Roundy’s, Inc. 2012 Incentive Compensation Plan. (incorporated by reference to Exhibit 10.31 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 dated January 26, 2012 in Commission File No. 333-178311).

(e)(9)	Form of Restricted Stock Agreement pursuant to the Roundy’s, Inc. 2012 Incentive Compensation Plan. (incorporated by reference to Exhibit 10.32 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 dated January 26, 2012 in Commission File No. 333-178311).

(e)(10)	Form of Roundy’s, Inc. Severance Pay Plan. (incorporated by reference to Exhibit 10.33 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 dated January 26, 2012 in Commission File No. 333-178311).

(e)(11)	Form of Employment Agreement for Robert A. Mariano. (incorporated by reference to Exhibit 10.35 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 dated January 26, 2012 in Commission File No. 333-178311).

(e)(12)	Form of Indemnification Agreement for directors and executive officers. (incorporated by reference to Exhibit 10.37 to the Company’s Post- Effective Amendment No. 1 to its Registration Statement on Form S-1 dated February 10, 2012 in Commission File No. 333-178311).

(e)(13)	Form of Employee Confidentiality and Non-Competition Agreement by and among the Company and certain executives (incorporated by reference to Exhibit 10.39 to the Company’s Annual Report on Form 10-K dated March 28, 2012 in Commission File No. 001-35422).

(e)(14)	Form of 2013 Restricted Stock Agreement (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K dated April 23,2013 in Commission File No. 001-35422).

(e)(15)	Form of 2014 Restricted Stock Agreement (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K dated March 26, 2014 in Commission File No. 001-35422).

Exhibit No.	Description
(e)(16)	Roundy’s, Inc. 2015 Incentive Compensation Plan (incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form S-8 dated May 15, 2015 in Commission File No. 333-204221).

(e)(17)	Form of 2015 Performance-Based Restricted Stock Unit Agreement (incorporated by reference to Exhibit 99.3 to Amendment No. 1 to the Company’s Current Report on Form 8-K dated March 12, 2015 in Commission File No. 001-35422).

(e)(18)	Form of Restricted Stock Unit Award Agreement (incorporated by reference to the Schedule 14D-9 filed by the Company on February 20, 2014).

(e)(19)	Roundy’s, Inc. Severance Pay Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated August 20, 2015 in Commission File No. 001-35422).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Roundy’s, Inc.

By:	/s/ ROBERT A. MARIANO
Robert A. Mariano Chairman, President and Chief Executive Officer and Director

November 19, 2015

ANNEX A

November 19, 2015

Dear Stockholder:

We are pleased to inform you that, on November 10, 2015, Roundy’s, Inc. (“Roundy’s”) entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with The Kroger Co. (“Kroger”) and KS Merger Sub Inc. (“Purchaser”), a wholly owned subsidiary of Kroger. In accordance with the Merger Agreement, Purchaser has today commenced a tender offer (the “Offer”) to purchase any and all of the issued and outstanding shares of our common stock, par value $0.01 per share (the “Shares”), at a price per Share of $3.60, net to the seller in cash (the “Offer Price”), without interest and subject to any withholding of taxes required by applicable law.

If successful, the Offer will be followed by the merger of Purchaser with and into Roundy’s, with Roundy’s surviving the merger as the surviving corporation and a wholly owned subsidiary of Kroger (the “Merger”). In the Merger, each Share then outstanding (other than (i) Shares then owned by Roundy’s, Kroger or Purchaser, (ii) Shares owned by any subsidiary of Kroger (other than Purchaser) or Roundy’s and (iii) Shares that are held by any stockholder who properly demands appraisal in connection with the Merger) will cease to be issued and outstanding, will be canceled, will cease to exist and will be converted into the right to receive an amount in cash equal to the same amount in cash per Share that is paid pursuant to the Offer, without interest, less any applicable withholding taxes.

The Board of Directors of Roundy’s (the “Board”) unanimously: (i) determined that the Merger is in the best interests of Roundy’s and its stockholders and declared it advisable to enter into the Merger Agreement, (ii) based on written representations and warranties made by Kroger and Purchaser, determined that neither Kroger nor Purchaser is an “interested stockholder” as defined in Section 203(c) of the General Corporation Law of the State of Delaware, (iii) approved the execution and delivery by Roundy’s of the Merger Agreement, the performance by Roundy’s of its covenants and agreements contained herein, the Tender and Support Agreement and the consummation of the Offer and the Merger upon the terms and subject to the conditions contained in the Merger Agreement, and (iv) resolved to recommend that the holders of Shares accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if required by the applicable provisions of Delaware law, adopt the Merger Agreement.

Accordingly, and for other reasons described in more detail below, the Company Board unanimously recommends that Roundy’s stockholders accept the Offer and tender their Shares pursuant to the Offer and, if required by the applicable provisions of Delaware law, adopt the Merger Agreement.

Accompanying this letter is (i) a copy of Roundy’s Solicitation/Recommendation Statement on Schedule 14D-9, (ii) Purchaser’s Offer to Purchase, dated November 19, 2015, which sets forth the terms and conditions of the Offer, and (iii) a Letter of Transmittal containing instructions as to how to tender your Shares pursuant to the Offer. We urge you to read the enclosed materials carefully. The Offer is scheduled to expire at 11:59 P.M., New York time, on December 17, 2015, unless extended.

Sincerely,

Robert A. Mariano Chairman, Chief Executive Officer & President

ANNEX B

PERSONAL AND CONFIDENTIAL

November 10, 2015

The Board of Directors

Roundy’s, Inc.

875 East Wisconsin Avenue

Milwaukee, Wisconsin

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.01 per share (the “Company Common Stock”), of Roundy’s, Inc. (the “Company”) of the consideration to be paid to such holders in the proposed Tender Offer and Merger (each as defined below) pursuant to the Agreement and Plan of Merger (the “Agreement”), among the Company, The Kroger Co. (the “Acquiror”) and its wholly-owned subsidiary, KS Merger Sub Inc. (“Acquisition Sub”). Pursuant to the Agreement, the Acquisition Sub will (and Acquiror will cause Acquisition Sub to) commence a tender offer for all the shares of the Company Common Stock (the “Tender Offer”) at a price for each share equal to $3.60 (the “Consideration”) payable in cash. The Agreement further provides that, following satisfaction of the last to be satisfied of the conditions set forth in the Agreement (including completion of the Tender Offer), Acquisition Sub will be merged with and into the Company (the “Merger”) and each outstanding share of Company Common Stock, other than shares of Company Common Stock held by Acquiror, Acquisition Sub or the Company, shares of Company Common Stock held by any subsidiary of the Company or Acquiror and Dissenting Company Shares (as defined in the Agreement), will be converted into the right to receive an amount equal to the Consideration in cash. The Tender Offer and Merger, together and not separately, are referred to herein as the “Transaction”.

In connection with preparing our opinion, we have (i) reviewed a draft dated November 10, 2015 of the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration paid for such companies; (iv) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by or at the direction of the management of the Company relating to its business; and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company and the Acquiror with respect to certain aspects of the Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company and the Acquiror or otherwise reviewed by or for us, and we have not independently verified (nor have we assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. We have not conducted or

383 Madison Avenue, Floor 38, New York, New York 10179

J.P. Morgan Securities Inc.

been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company, Acquisition Sub or the Acquiror under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will be consummated as described in the Agreement, and that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have also assumed that the representations and warranties made by the Company, Acquisition Sub and the Acquiror in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction and we express no opinion as to the fairness of any consideration paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be paid to the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation.

We note that, prior to the date of this opinion, we were not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of the Company or any other alternative transaction.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Company and the Acquiror, for which we and such affiliates have received customary compensation. Such services during such period have included acting as joint bookrunner on the Company’s offering of debt securities in December 2013, as joint bookrunner on the Company’s offering of equity securities in February 2014, as lead left bookrunner and arranger on the Company’s revolving credit facility in March 2014, as joint lead arranger and joint bookrunner on the Company’s term loan in March 2014, and as financial advisor to Harris Teeter on its sale to the Acquiror in January 2014. During such period, we and our affiliates have provided treasury services to the Company and asset management services to the Acquiror for customary compensation. In addition, our commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of the Company, for which it receives customary compensation or other financial benefits. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or the Acquiror for our own account

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J.P. Morgan Securities Inc.

or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities. In addition, we and our affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of the Acquiror and none of the outstanding common stock of the Company.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction is fair, from a financial point of view, to such holders.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender its shares into the Tender Offer or how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any Solicitation/Recommendation Statement on Schedule 14D-9, proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES LLC

383 Madison Avenue, Floor 38, New York, New York 10179

J.P. Morgan Securities Inc.

ANNEX C

GENERAL CORPORATION LAW OF DELAWARE

SECTION 262 — APPRAISAL RIGHTS

(a)	Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)	Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1)	Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)	Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.	Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.	Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.	Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.	Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)	In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)

In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c)	Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d)	Appraisal rights shall be perfected as follows:

(1)	If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than twenty (20) days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within ten (10) days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)

If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within ten (10) days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within twenty (20) days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and twenty (20) days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within ten (10) days after such effective date; provided, however, that if such second notice is sent more than twenty (20) days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and twenty (20) days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than ten (10) days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)	Within one hundred twenty (120) days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within sixty (60) days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within one hundred twenty (120) days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within ten (10) days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within ten (10) days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)	Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within twenty (20) days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)	At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h)

After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)	The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)	The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)	From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within sixty (60) days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within sixty (60) days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)	The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.